J O I N T   S T O C K   C O M P A N Y
AEROFLOT
Russian Airlines



RECEIVED
2010 JAN -7 A 6:36

10, Arbat st., Moscow, 119002, Russia
Tel.: (499) 500-68-68, (499) 500-68-69
Fax: (499) 500-68-67, http://www.aeroflot.ru

Date 23.12.09 our ref. 402-97

Office of Chief Council (202) 942-0659,
Division of Investment Management, 450
Fifth Street, N.W., Washington, D.C. 20549



10015039

SUPPL

Dear Sir / Madam,

In accordance with our obligations (regulated by Rule 12g3 – 2(b)) we send You a Consolidated Financial Statements (IFRS) of Joint –Stock Company «Aeroflot – Russian airlines» for the nine-month period ended September 30, 2009 in 2 copies.

Code of the emitter 82 – 4592.

If You would have any questions, please contact us by phone +7 (495) 258-0686 or by E-mail: afokeeva@aeroflot.ru.

Attached 2 reports includes 52 pages each.

Sincerely Yours,

Depute Director
of Corporate Finance Department
JSC «Aeroflot - Russian airlines»

Elena B. Shisharina

82-4592


AEROFLOT
Russian Airlines

RECEIVED
2010 JAN -7 A 6:36

OPEN JOINT STOCK COMPANY
AEROFLOT – RUSSIAN AIRLINES

Consolidated Financial Statements
as at and for the three- and nine-month periods ended 30 September 2009

AEROFLOT
Russian Airlines

Table of contents


AEROFLOT
Russian Airlines

The following statement, which should be read in conjunction with the independent auditors' responsibilities stated in the independent auditors' report set out on pages 2 and 3, is made with a view to distinguishing the respective responsibilities of management and those of the independent auditors in relation to the consolidated financial statements of Open Joint Stock Company Aeroflot – Russian Airlines and its subsidiaries (the "Group").

Management is responsible for the preparation of consolidated financial statements that present fairly the consolidated financial position of the Group as at 30 September 2009, and the consolidated results of its operations for the three- and nine-month periods ended 30 September 2009, and the consolidated cash flows and changes in equity for the nine-month period ended 30 September 2009, in compliance with International Financial Reporting Standards ("IFRS").

In preparing the consolidated financial statements, management is responsible for:

- selecting suitable accounting principles and applying them consistently;
- making judgments and estimates that are reasonable and prudent;
- stating whether IFRS have been complied with, subject to any material departures being disclosed and explained in the consolidated financial statements; and
- preparing the consolidated financial statements on a going concern basis, unless it is inappropriate to presume that the Group will continue in business for the foreseeable future.

Management is also responsible for:

- designing, implementing and maintaining an effective system of internal controls, throughout the Group;
- maintaining proper accounting records that disclose, with reasonable accuracy at any time, the financial position of the Group, and which enable them to ensure that the consolidated financial statements of the Group comply with IFRS;
- maintaining statutory accounting records in compliance with local legislation and accounting standards in the respective jurisdictions in which the Group operates;
- taking such steps as are reasonably available to them to safeguard the assets of the Group; and
- preventing and detecting fraud and other irregularities.

The consolidated financial statements as at and for the three- and nine-month period ended 30 September 2009 were approved on 18 December 2009 by:



V. G. Saveliev
General Director



Sh. R. Kurmashov
Deputy General Director
Finance and Investment



ZAO KPMG
10 Presnenskaya Naberezhnaya
Moscow, Russia 123317

Telephone +7 (495) 937 4477
Fax +7 (495) 937 4400/99
Internet www.kpmg.ru

Independent Auditors' Report

To the Board of Directors of Open Joint Stock Company Aeroflot – Russian Airlines

Introduction

We have reviewed the accompanying consolidated interim statement of financial position of Open Joint Stock Company Aeroflot – Russian Airlines (the "Company") and its subsidiaries (the "Group") as at 30 September 2009 and the related consolidated interim statements of income for the three- and nine-month periods ended 30 September 2009 and the related consolidated interim statements of changes in equity and cash flows for the nine-month period ended 30 September 2009 and a summary of significant accounting policies and other explanatory notes to the consolidated interim financial statements. Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with International Financial Reporting Standard IAS 34 *Interim Financial Reporting*. Our responsibility is to express a conclusion on these consolidated interim financial statements based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements 2410 *Review of Interim Financial Information Performed by the Independent Auditor of the Entity*. A review of consolidated interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the consolidated interim financial statements do not present fairly, in all material respects, the consolidated interim financial position of the Group as at 30 September 2009, and consolidated interim financial performance for the three- and nine-month periods ended 30 September 2009 and its consolidated interim cash flows for the nine-month period then ended in accordance with International Financial Reporting Standard IAS 34 *Interim Financial Reporting*.

Emphasis of matter

Without qualifying our conclusion, we draw attention to the fact that during the year the Group changed its accounting policy for its customer loyalty programme referred to as Aeroflot Bonus. The reason for and the effects of the change are described in Note 24 to these consolidated interim financial statements. We have reviewed the adjustments described in Note 24 that were applied to restate the statements of financial position as at 1 January 2008 and 31 December 2008 and the statements of income for the three- and nine-month periods ended

ZAO KPMG, a company incorporated under the Laws of the Russian Federation and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.



30 September 2008. Based on our review, nothing has come to our attention that causes us to believe that such adjustments are not appropriate and have not been properly applied.

Further without qualifying our conclusion, we draw attention to the fact that the corresponding figures for the three- and nine-month periods ended 30 September 2008 are not reviewed.

ZAO KPMG
18 December 2009

OJSC AEROFLOT – RUSSIAN AIRLINES
Consolidated Statement of Income
for the three- and nine-month periods ended 30 September 2009
(All amounts in millions of US dollars)



	Notes	Three-month period ended 30 September 2009	Three-month period ended 30 September 2008 Unreviewed	Nine-month period ended 30 September 2009	Nine-month period ended 30 September 2008 Unreviewed
Traffic revenue	5	857.0	1,266.8	2,056.2	3,092.5
Other revenue	6	149.6	172.6	406.3	487.0
Revenue		**1,006.6**	**1,439.4**	**2,462.5**	**3,579.5**
Operating costs	7	(639.1)	(1,036.9)	(1,663.0)	(2,601.9)
Staff costs	8	(130.6)	(162.8)	(396.1)	(519.7)
Depreciation and amortisation	20, 21	(33.3)	(41.8)	(96.0)	(121.0)
Operating costs		**(803.0)**	**(1,241.5)**	**(2,155.1)**	**(3,242.6)**
Operating profit		**203.6**	**197.9**	**307.4**	**336.9**
Financial income	9	15.7	0.1	15.0	3.6
Financial expenses	9	(10.0)	(92.9)	(34.3)	(77.9)
Share of results of equity accounted investments	16	3.6	6.1	6.5	8.2
Other non-operating (expenses)/ income, net	10	(0.3)	0.3	(19.5)	7.3
Profit before income tax		**212.6**	**111.5**	**275.1**	**278.1**
Income tax	11	(56.3)	(46.3)	(104.7)	(136.9)
Profit for the period		**156.3**	**65.2**	**170.4**	**141.2**
Attributable to:					
Shareholders of the Company		156.3	79.3	171.0	154.3
Minority interest		-	(14.1)	(0.6)	(13.1)
		156.3	**65.2**	**170.4**	**141.2**
Earnings per share, basic and diluted (US cents)		**14.3**	**7.5**	**15.6**	**14.5**
Weighted average number of shares outstanding (millions)		**1,095.8**	**1,061.8**	**1,092.8**	**1,061.7**



V. G. Saveliev
General Director



Sh. R. Kurmashov
Deputy General Director
Finance and Investment

The consolidated statement of income should be read in conjunction with the notes to, and forming part of, the consolidated financial statements set out on pages 10 to 50

(All amounts in millions of US dollars)


AEROFLOT
Russian Airlines

	Three-month period ended 30 September		Nine-month period ended 30 September	
	2009	2008 Unreviewed	2009	2008 Unreviewed
Profit for the period	156.3	65.2	170.4	141.2
Other comprehensive income:				
Loss on revaluation of available-for-sale investments	2.1	(0.1)	(1.9)	(4.0)
Exchange differences on translating to presentation currency	47.7	(86.1)	(6.9)	(34.9)
Income taxes relating to components of other comprehensive income	(0.4)	0.0	0.3	0.8
Other comprehensive income for the period	**49.4**	**(86.2)**	**(8.5)**	**(38.1)**
Total comprehensive income for the period	**205.7**	**(21.0)**	**161.9**	**103.1**
Total comprehensive income attributable to:				
Shareholders of the Company	203.8	(1.9)	163.8	117.5
Minority interest	1.9	(19.1)	(1.9)	(14.4)

The consolidated statement of comprehensive income should be read in conjunction with the notes to, and forming part of, the consolidated financial statements set out on pages 10 to 50

(All amounts in millions of US dollars)


AEROFLOT
Russian Airlines

	Notes	30 September 2009	31 December 2008	1 January 2008
ASSETS				
Current assets				
Cash and cash equivalents	12	126.5	146.8	90.6
Short-term investments	13	11.8	9.5	54.1
Accounts receivable and prepayments, net	14	989.6	916.1	1,048.7
Aircraft lease deposits		3.1	0.6	0.7
Expendable spare parts and inventories, net	15	69.2	78.7	104.2
		1,200.2	1,151.7	1,298.3
Non-current assets				
Equity accounted investments	16	27.0	21.1	20.5
Long-term investments	17	14.9	16.8	21.8
Aircraft lease deposits		1.7	1.6	1.7
Deferred tax assets	11	43.8	34.9	8.2
Other non-current assets	18	406.6	240.4	216.6
Prepayment for aircraft	19	89.0	95.5	114.5
Property, plant and equipment	20	2,026.0	1,774.3	1,708.9
Intangible assets	21	13.8	14.1	7.8
		2,622.8	2,198.7	2,100.0
TOTAL ASSETS		3,823.0	3,350.4	3,398.3
LIABILITIES AND EQUITY				
Current liabilities				
Accounts payable and accrued liabilities	22	725.8	662.2	624.8
Unearned transportation revenue	23	171.0	172.9	180.3
Deferred revenue on frequent flyer programme, current	24	20.7	16.6	17.4
Provisions	25	19.0	22.8	4.0
Short-term borrowings	26	214.5	145.4	131.4
Finance lease liabilities	27	68.3	78.0	67.4
		1,219.3	1,097.9	1,025.3
Non-current liabilities				
Long-term borrowings	28	695.1	591.1	379.6
Finance lease liabilities	27	411.3	460.2	531.1
Provisions	25	1.6	2.4	60.9
Deferred tax liabilities	11	59.0	44.9	33.4
Deferred revenue on frequent flyer programme programme, non-current	24	72.2	66.2	69.8
Other non-current liabilities	29	257.6	150.4	175.5
		1,496.8	1,315.2	1,250.3
Equity				
Share capital	30	51.6	51.6	51.6
Treasury stock	30	(24.7)	(41.0)	(43.8)
Accumulated gain on disposal of treasury shares		32.2	31.9	14.1
Investment revaluation reserve		6.7	8.3	12.7
Cumulative translation reserve		(128.7)	(123.1)	63.0
Retained earnings	31	1,119.5	956.6	952.2
Equity attributable to shareholders of the Company		1,056.6	884.3	1,049.8
Minority interest		50.3	53.0	72.9
		1,106.9	937.3	1,122.7
TOTAL LIABILITIES AND EQUITY		3,823.0	3,350.4	3,398.3

The consolidated statement of financial position should be read in conjunction with the notes to, and forming part of, the consolidated financial statements set out on pages 10 to 50

(All amounts in millions of US dollars)


AEROFLOT
Russian Airlines

	Notes	Nine-month period ended 30 September 2009	Nine-month period ended 30 September 2008 Unreviewed
Cash flows from operating activities:			
Profit before income tax		275.1	278.1
Adjustments to reconcile profit before taxation to net cash provided by operating activities:			
Depreciation and amortisation	20, 21	96.0	121.0
Increase in impairment allowance for bad and doubtful debts	14	0.9	1.8
Increase/(decrease) in impairment allowance for obsolete inventory		0.5	(0.1)
Increase/(decrease) in impairment of property, plant and equipment	20	2.5	(0.8)
Loss/(gain) on disposal of property, plant and equipment		1.4	(0.2)
Decrease in other provisions and other assets impairments		(6.1)	-
Share of results in equity accounted investments	16	(6.5)	(8.2)
Loss/(Gain) on disposal of investments, net	9	0.9	(0.3)
Interest expense	9	33.4	38.7
Unrealised foreign exchange (gain)/loss		(16.0)	29.9
VAT write off	10	5.5	-
Other non-cash income		(0.6)	(1.1)
Operating profit before working capital changes		**387.0**	**458.8**
Increase in accounts receivable and prepayments		(180.9)	(75.9)
Decrease/(increase) in expendable spare parts and inventories		6.7	(2.6)
Increase in accounts payable and accrued liabilities		40.1	27.5
		252.9	**407.8**
Income tax paid		(6.8)	(85.1)
Income tax received		4.7	-
Net cash flows from operating activities		**250.8**	**322.7**
Cash flows from investing activities:			
Proceeds from sale of property, plant and equipment		4.1	6.5
Dividends received		2.3	1.5
Decrease in aircraft lease deposits		0.2	0.5
Purchases of investments, net		(2.1)	5.6
Lease prepayments		-	(0.4)
Purchases of property, plant and equipment and intangible assets		(325.7)	(336.5)
Net cash flows to investing activities		**(321.2)**	**(322.8)**

The consolidated statement of cash flows should be read in conjunction with the notes to, and forming part of, the consolidated financial statements set out on pages 10 to 50

(All amounts in millions of US dollars)


AEROFLOT
Russian Airlines

	Note	Nine-month period ended 30 September 2009	Nine-month period ended 30 September 2008 Unreviewed
Cash flows from financing activities:			
Proceeds from borrowings		426.2	744.7
Sale of treasury stock		14.0	-
Repayment of borrowing		(243.0)	(496.8)
Repayment of the principal element of finance lease liabilities		(58.9)	(56.1)
Interest paid		(82.2)	(73.1)
Dividends paid		(4.3)	(60.0)
Net cash flows from financing activities		**51.8**	**58.7**
Effect of exchange rate fluctuations		(1.7)	(3.7)
Net (decrease)/increase in cash and cash equivalents		**(20.3)**	**54.9**
Cash and cash equivalents at the beginning of the period		146.8	90.6
Cash and cash equivalents at the end of the period	**12**	**126.5**	**145.5**
Supplemental cash flow information:			
Interest received		1.9	3.4
Non-cash investing and financing activities:			
Property, plant and equipment acquired under finance leases		0.9	19.9

The consolidated statement of cash flows should be read in conjunction with the notes to, and forming part of, the consolidated financial statements set out on pages 10 to 50

(All amounts in millions of US dollars)


AEROFLOT
Russian Airlines

	Share capital	Treasury stock	Investment revaluation reserve	Cumulative translation reserve	Retained earnings	Attributable to shareholders of the Company	Minority interest	Total
As at 31 December 2007	**51.6**	**(29.7)**	**12.7**	**63.0**	**1,014.6**	**1,112.2**	**72.9**	**1,185.1**
Restatement (Note 24)	-	-	-	-	(62.4)	(62.4)	-	(62.4)
As at 1 January 2008	**51.6**	**(29.7)**	**12.7**	**63.0**	**952.2**	**1,049.8**	**72.9**	**1,122.7**
Profit for the period	-	-	-	-	152.0	152.0	(13.1)	138.9
Foreign currency translation for the period	-	-	-	(33.6)	-	(33.6)	(1.3)	(34.9)
Loss on investments available-for-sale	-	-	(3.2)	-	-	(3.2)	-	(3.2)
Total comprehensive income						**115.2**	**(14.4)**	**100.8**
Gain on disposal of treasury stock	-	7.5	-	-	-	7.5	-	7.5
Sale of treasury stock	-	0.9	-	-	-	0.9	-	0.9
Purchase of treasury stock	-	(8.8)	-	-	-	(8.8)	-	(8.8)
Dividends	-	-	-	-	(59.5)	(59.5)	(0.7)	(60.2)
As at 30 September 2008	**51.6**	**(30.1)**	**9.5**	**29.4**	**1,044.7**	**1,105.1**	**57.8**	**1,162.9**
Restatement (Note 24)	-	-	-	-	2.3	2.3	-	2.3
As at 30 September 2008	**51.6**	**(30.1)**	**9.5**	**29.4**	**1,047.0**	**1,107.4**	**57.8**	**1,165.2**
As at 31 December 2008	**51.6**	**(9.1)**	**8.3**	**(117.2)**	**1,011.4**	**945.0**	**53.0**	**998.0**
Restatement (Note 24)	-	-	-	(5.9)	(54.8)	(60.7)	-	(60.7)
As at 1 January 2009	**51.6**	**(9.1)**	**8.3**	**(123.1)**	**956.6**	**884.3**	**53.0**	**937.3**
Profit for the period	-	-	-	-	171.0	171.0	(0.6)	170.4
Foreign currency translation for the period	-	-	-	(5.6)	-	(5.6)	(1.3)	(6.9)
Loss on investments available-for-sale	-	-	(1.6)	-	-	(1.6)	-	(1.6)
Total comprehensive income						**163.8**	**(1.9)**	**161.9**
Gain on disposal of treasury stock	-	0.3	-	-	-	0.3	-	0.3
Sale of treasury stock	-	16.3	-	-	-	16.3	-	16.3
Purchase of treasury stock	-	-	-	-	-	-	-	-
Dividends	-	-	-	-	(8.1)	(8.1)	(0.8)	(8.9)
As at 30 September 2009	**51.6**	**7.5**	**6.7**	**(128.7)**	**1,119.5**	**1,056.6**	**50.3**	**1,106.9**

The consolidated statement of changes in equity should be read in conjunction with the notes to, and forming part of, the consolidated financial statements set out on pages 10 to 50

(All amounts in millions of US dollars)


AEROFLOT
Russian Airlines

1. NATURE OF THE BUSINESS

OJSC Aeroflot – Russian Airlines (the "Company" or "Aeroflot") was formed as a joint stock company following a government decree in 1992. The 1992 decree conferred all the rights and obligations of Aeroflot - Soviet Airlines and its structural units, excluding its operations in Russia and Sheremetyevo Airport, upon the Company, including inter-governmental bilateral agreements and agreements signed with foreign airlines and enterprises in the field of civil aviation.

The principal activities of the Company are the provision of passenger and cargo air transportation services, both domestically and internationally, and other aviation services from its base at Moscow Sheremetyevo Airport. The Company and its subsidiaries (the "Group") also conduct activities comprising airline catering, hotel operations, and the construction of the Sheremetyevo-3 terminal. Associated entities mainly comprise cargo-handling services, fuelling services and duty-free retail businesses.

As at 30 September 2009 and 2008 the Government of the Russian Federation owned 51% of the Company. The Company's headquarters are located in Moscow at 10 Arbat Street.

The principal subsidiary companies are:

Company name	Place of incorporation and operation	Activity	30 September 2009	31 December 2008
CJSC Sherotel	Moscow region	Hotel	100.00%	100.00%
CJSC Aeroflot Plus	Moscow	Airline	100.00%	100.00%
OJSC Insurance company Moscow	Moscow	Captive insurance services	100.00%	100.00%
OJSC Donavia	Rostov-on-Don	Airline	100.00%	100.00%
CJSC Aeroflot-Cargo	Moscow	Cargo transportation services	100.00%	100.00%
OJSC Terminal	Moscow region	Construction of Sheremetyevo-3 terminal	52.82%	52.82%
CJSC Aeromar	Moscow region	Catering	51.00%	51.00%
CJSC Nordavia	Arkhangelsk	Airline	51.00%	51.00%

The significant entities in which the Group holds more than 20% but less than 50% of the equity are:

Company name	Place of incorporation and operation	Activity	30 September 2009	31 December 2008
LLC Airport Moscow	Moscow region	Cargo handling	50.0%	50.0%
CJSC AeroMASH – AB	Moscow region	Aviation security	45.0%	45.0%
CJSC Aerofirst	Moscow region	Trading	33.3%	33.3%
CJSC TZK Sheremetyevo	Moscow region	Fuel trading company	31.0%	31.0%

All the companies listed above are incorporated in the Russian Federation.


AEROFLOT
Russian Airlines

The table below provides information on the Group's aircraft fleet as at 30 September 2009:

Type of aircraft	Ownership	Aeroflot - Russian Airlines (number)	Donavia (number)	Nordavia (number)	Aeroflot-Cargo (number)	Aeroflot-Plus (number)	Group total (number)
Ilyushin Il-96-300	Owned	6	-	-	-	-	6
Ilyushin Il-86	Owned	2	-	-	-	-	2
Tupolev Tu-154	Owned	24	4	-	-	-	28
Tupolev Tu-134	Owned	1	-	9	-	1	11
Antonov An-24	Owned	-	-	2	-	-	2
Antonov An-26	Owned	-	-	1	-	-	1
Total owned		**33**	**4**	**12**	**-**	**1**	**50**
Airbus A-319	Finance lease	4	-	-	-	-	4
Airbus A-320	Finance lease	1	-	-	-	-	1
Airbus A-321	Finance lease	10	-	-	-	-	10
Boeing 737-500	Finance lease	-	5	2	-	-	7
Total finance lease		**15**	**5**	**2**	**-**	**-**	**22**
Tupolev Tu-134	Operating lease	-	-	-	-	1	1
Antonov An-24	Operating lease	-	-	3	-	-	3
Antonov An-26	Operating lease	-	-	1	-	-	1
Yakovlev-42	Operating lease	-	-	-	-	1	1
Ilyushin Il-86	Operating lease	-	2	-	-	-	2
Airbus A-319	Operating lease	11	-	-	-	-	11
Airbus A-320	Operating lease	30	-	-	-	-	30
Airbus A-330	Operating lease	5	-	-	-	-	5
Boeing B-737-500	Operating lease	-	2	12	-	-	14
Boeing B-737-400	Operating lease	-	3	-	-	-	3
Boeing B-767-300ER	Operating lease	11	-	-	-	-	11
McDonnell Douglas MD-11	Operating lease	-	-	-	3	-	3
Total operating lease		**57**	**7**	**16**	**3**	**2**	**85**
Total fleet		**105**	**16**	**30**	**3**	**3**	**157**

2. BASIS OF PREPARATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation – The consolidated financial statements of the Group are prepared in accordance with International Financial Reporting Standards ("IFRS"). The consolidated financial statements are presented in millions of US dollars ("USD"), except where specifically noted otherwise.

All significant subsidiaries directly or indirectly controlled by the Group are included in the consolidated financial statements. A listing of the Group's principal subsidiary companies is set out in Note 1.

The Group maintains its accounting records in Russian roubles ("RUR") and in accordance with Russian accounting legislation and regulations. The accompanying consolidated financial statements are based on the underlying accounting records, appropriately adjusted and reclassified for fair presentation in accordance with IFRS.

(All amounts in millions of US dollars)

Functional and presentation currency – Since 1 January 2007 the functional currency of the Group is the Russian rouble. The presentation currency of the Group is the US dollar for convenience of foreign users, including the major lessors.

The assets and liabilities, both monetary and non-monetary, have been translated at the closing rate at the date of each balance sheet presented in accordance with International Accounting Standard ("IAS") 21 *The Effect of Changes in Foreign Exchange Rates*. Income and expense items for all periods presented have been translated at the exchange rates existing at the dates of the transactions or a rate that approximates the actual exchange rates. All exchange differences resulting from translation have been classified as equity and transferred to the Group's translation reserve.

Any conversion of Russian rouble amounts to US dollars should not be considered as a representation that Russian rouble amounts have been, could be or will be in the future, converted into US dollars at the exchange rate shown or at any other exchange rate.

The assets and liabilities, both monetary and non-monetary, of the subsidiaries of the Company with functional currencies other than the Russian rouble have been translated at the closing rate at the date of each balance sheet presented; income and expense items for all periods presented have been translated at the exchange rates existing at the dates of the transactions or a rate that approximates the actual exchange rates. All exchange differences resulting from translation have been classified as equity and transferred to the Group's translation reserve.

The following table details the exchange rates used to translate Russian roubles to US dollars:

	Exchange rate
As at 30 September 2009	30.09
Average: nine months to 30 September 2009	32.48
As at 31 December 2008	29.38
Average: twelve months to 31 December 2008	24.86
Average: six months to 30 September 2008	23.94
As at 31 December 2007	24.55

The consolidated financial statements have been prepared on the historical cost basis except for the revaluation of certain non-current assets and financial instruments. The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below. There have been no changes to accounting policies except for ones associated with IFRIC 13 *Customer Loyalty Programme* and IFRS 8 *Operating Segments* which have been described in the frequent flyer programme and operating segments sections of this note.

Consolidation – The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Subsidiaries comprise entities in which the Company, directly or indirectly, has an interest of more than one half of the voting rights or otherwise has power to exercise control over their operations. Control is achieved where the Company has the power to govern the financial and operating policies of an investee entity so as to obtain benefits from its activities.

Subsidiaries are consolidated from the date on which effective control is obtained by the Group and are no longer consolidated from the date of disposal or loss of control.

All intra-group transactions, balances and unrealised surpluses and deficits on transactions between Group companies are eliminated on consolidation. Minority interests in the net assets of consolidated subsidiaries are identified separately from the Group's equity therein. The interest of minority shareholders is stated at the minority's proportion of the fair values of the assets and liabilities acquired adjusted by subsequent changes in the carrying value of net assets of those entities. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated

against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

Business combinations – The acquisition of subsidiaries is accounted for using the purchase allocation method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquire, plus any costs directly attributable to the business combination. The acquirer's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 *Business Combinations* are recognised at their fair values at the acquisition date, except for non-current assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 *Non-Current Assets Held for Sale and Discontinued Operations*, which are recognised and measured at fair value less costs to sell.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated statement of income from the effective date of acquisition or up to the effective date of disposal, as appropriate. Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

Purchases of minority interests – The difference between the cost of acquisition and the carrying value of minority interests is recognised as an adjustment to equity.

Investments in associates – Associates in which the Group has significant influence but not a controlling interest are accounted for using the equity method of accounting. Significant influence is usually demonstrated by the Group's owning, directly or indirectly, between 20% and 50% of the voting share capital or by exerting significant influence through other means.

Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of the net assets of the associate, less any impairment in the value of individual investments. The Group's share of the net income or losses of associates is included in the consolidated statement of income. An assessment of investments in associates is performed when there is an indication that the asset has been impaired or that the impairment losses recognised in prior years no longer exist. Losses of an associate in excess of the Group's interest in that associate (which includes any long-term interests that, in substance, form part of the Group's net investment in the associate) are not recognised.

Where a group entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group's interest in the relevant associate. A listing of the Group's principal associated entities is included in Note 1.

Foreign currency translation – Transactions in currencies other than the functional currency are initially recorded at the rates of exchange prevailing on the dates of the transactions. Monetary assets and liabilities denominated in such currencies at the balance sheet date are translated into the functional currency at the year end exchange rate. Exchange differences arising from such translation are included in the consolidated statement of income.

Non-current assets and disposal groups held for sale – Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as being met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Any liabilities related to non-current assets to be sold are also presented separately as liabilities in the balance sheet. Non-current assets (and disposal groups) classified as held for sale are measured at the lower of the assets' previous carrying amount and fair value less costs to sell.

Revenue recognition – Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods and services provided in the normal course of business, net of sales related taxes.

Passenger revenue: Ticket sales are reported as traffic revenue when the transportation service has been provided. The value of tickets sold and still valid but not used by the balance sheet date is reported as unearned transportation revenue. This item is reduced either when the Group completes the transportation service or when the passenger requests a refund. Sales representing the value of tickets that have been issued, but which will never be used, are recognised as traffic revenue at the date the tickets are issued based on an analysis of historical patterns of actual sales data. Commissions, which are payable to the sales agents are recognised as sales and marketing expenses at the same time as revenue from the air transportation to which they relate.

Passenger revenue includes revenue from code-share agreements with certain other airlines. Under these agreements, the Group sells seats on these airlines' flights and those other airlines sell seats on the Group's flights. Revenue from the sale of code-share seats on other airlines are recorded net in Group's passenger revenue in the consolidated statement of income. The revenue from other airlines' sales of code-share seats on the Group's flights is recorded in passenger revenue in the Group's consolidated statement of income.

Cargo revenue: The Group's cargo transport services are recognised as revenue when the air transportation is provided. Cargo sales for which the transportation service has not yet been provided are shown as unearned transportation revenue.

Catering revenue: Revenue is recognised when meal packages are delivered to the aircraft, as this is the date when the risks and rewards of ownership are transferred to customers.

Other revenue: Revenue from bilateral airline agreements is recognised when earned with reference to the terms of each agreement. Hotel accommodation revenue is recognised when the services are provided. Sales of goods and other services are recognised as revenue when the goods are delivered or the service is rendered.

Borrowing costs – All borrowing costs that are directly attributable to the acquisition, construction and production of a qualifying asset form part of the cost of that asset. All other borrowings costs are recognised as an expense in the consolidated statement of income.

Operating segments – As of 1 January 2009 the Group determines and present operating segments based on the information that internally is provided to the General Director, who is the Group's chief operating decision maker. This change in accounting policy is due to the adoption of IFRS 8 *Operating Segments.* Previously operating segments were determined and presented in accordance with IAS 14 *Segment Reporting.* The changed presentation in respect of segment operating disclosures is presented as follows.

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group's other components. An operating segment's operating results are reviewed regularly by the General Director to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

Segment results that are reported to the General Director include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

Property, plant and equipment – Property, plant and equipment is stated at cost, or appraised value, as described below. Depreciation is calculated in order to amortise the cost or appraised value (less estimated salvage value where applicable) over the remaining useful lives of the assets.

(All amounts in millions of US dollars)

(a) Fleet

(i) *Owned aircraft and engines* – Aircraft and engines owned by the Group as at 31 December 1995 were stated at depreciated replacement cost based upon external valuations denominated in US dollars. Airclaims, an international firm of aircraft appraisers, conducted the valuation. The Group has chosen not to revalue these assets subsequent to 1995. Subsequent purchases are recorded at cost.

(ii) *Finance leased aircraft and engines* – Where assets are financed through finance leases, under which substantially all the risks and rewards of ownership are transferred to the Group, the assets are treated as if they had been purchased outright. The Group recognises finance leases as assets and liabilities in the balance sheet at amounts equal to the fair value of the leased property at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding obligation, reduced by the capital portion of lease payments made, is included in payables. Custom duties, legal fees and other initial direct costs are added to the amount recognised as an asset. The interest element of lease payments made is included in interest expense in the consolidated statement of income.

(iii) *Capitalised maintenance costs* – The valuation of aircraft and engines as at 31 December 1995 reflected their maintenance condition, as measured on the basis of previous expenditure on major overhauls and estimated usage since the previous major overhaul. Subsequent expenditure incurred on modernisation and improvements projects that are significant in size (mainly aircraft modifications involving installation of replacement parts) are separately capitalised in the balance sheet. The carrying amount of those parts that are replaced is derecognised from the balance sheet and included in gain or loss on disposals of property, plan and equipment in the Group's consolidated statement of income. Capitalised costs of aircraft checks and major modernisation and improvements projects are depreciated on a straight-line basis to the projected date of the next check or based on estimates of their useful lives. Ordinary repair and maintenance costs are expensed as incurred.

(iv) *Depreciation* – The Group depreciates fleet assets owned or held under finance leases on a straight-line basis to the end of their estimated useful life. The airframe, engines and interior of an aircraft are depreciated separately over their respective estimated useful lives. The salvage value for airframes of the foreign fleet is estimated at 5% of historical cost, while the salvage value for Russian aircraft is zero. Engines are depreciated on a straight-line basis to the end of the useful life of the related type of aircraft.

Useful lives of the Group's fleet assets are as follows:

Airframes of foreign aircraft	20 years
Airframes of Russian aircraft	25-32 years
Engines of foreign aircraft	8 years
Engines of Russian aircraft	8-10 years
Interiors	5 years

(v) *Capitalised leasehold improvements* – capitalised costs that relate to the rented fleet are depreciated over the shorter of their useful life and the lease term.

(b) Land and buildings, plant and equipment

Property, plant and equipment is stated at the historical US dollar cost recalculated at the exchange rate on 1 January 2007, the date of the change of the functional currency of the Company from the US dollar to the Russian rouble. Provision is made for the depreciation of property, plant and equipment based upon expected useful lives or, in the case of leasehold properties, over the duration of the leases using a straight-line basis. These useful lives range from 3 to 50 years. Land is not depreciated.

(c) *Capital expenditure*

Capital expenditures comprise costs directly related to the construction of property, plant and equipment including an appropriate allocation of directly attributable variable overheads that are incurred in construction as well as costs of purchase of other assets that require installation or preparation for their use. Depreciation of these assets, on the same basis as for other property assets, commences when the assets are put into operation. Capital expenditures are reviewed regularly to determine whether their carrying value is fairly stated and whether appropriate provision for impairment is made.

(d) *Gain or loss on disposal*

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the consolidated statement of income.

Impairment of non-current assets – At each balance sheet date the Group reviews the carrying amounts of its non-current assets to determine whether there is any indication of impairment of those assets. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised immediately in the consolidated statement of income.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years.

Lease deposits – Lease deposits represent amounts paid to the lessors of foreign aircraft, which are held as security deposits by lessors in accordance with the provisions of finance and operating lease agreements. These deposits are returned to the Group at the end of the lease period. Lease deposits relating to operating lease agreements are presented as assets in the balance sheet. A portion of these deposits is interest-free. Interest-free deposits are recorded at amortised cost using an average market yield of 6.09%. Lease deposits that are part of finance lease arrangements are presented net as part of the finance lease liability.

Operating leases – Payments under operating leases are charged to the consolidated statement of income in equal annual instalments over the period of the lease. Related direct expenses including custom duties for leased aircraft are amortised using a straight-line method over the term of lease agreement.

Financial instruments – Financial assets and financial liabilities carried in the balance sheet include cash and cash equivalents, marketable securities, investments, derivative financial instruments, trade and other accounts receivable, trade and other accounts payable, borrowings and notes payable. The accounting policies on recognition and measurement of these items are disclosed below.

Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Interest, dividends, and gains and losses relating to a financial instrument classified as a liability are reported as expense or income. Distributions to holders of financial instruments classified as equity are charged directly to equity. Financial instruments are offset when the Group has a legally enforceable right to offset and intends to settle either on a net basis or to realise the asset

and settle the liability simultaneously. The result from the realisation of the financial instruments is determined on the FIFO basis.

(a) Credit risks

The sale of passenger and freight transportation is largely processed through agencies that are normally linked to country specific clearing systems for the settlement of passenger and freight sales. Clearing centres check individual agents operating outside of the Russian Federation. Individual agents operating within the Russian Federation are checked in-house.

Receivables and liabilities between major airlines, unless otherwise stipulated in the respective agreements, are settled on a bilateral basis or by settlement through an International Air Transport Association ("IATA") clearing house.

(b) Fair value

The fair value of financial instruments is determined by reference to various market information and other valuation methods as considered appropriate. At the balance sheet date the fair values of the financial instruments held by the Group did not materially differ from their recorded book values.

(c) Foreign exchange risk

During the nine months of 2009 the Group did not manage foreign exchange risk through the use of hedging instruments but rather aimed to broadly match its assets and liabilities in the different currencies to limit exposure. The Group monitors changes in foreign exchange rates to minimise the level of foreign currency exposure and to identify any need for hedging activities.

(d) Interest rate risk

The Group's main exposure to interest rate risk is from its finance lease liabilities and short-term borrowings. During the nine months of 2009 the Group did not use financial hedging instruments to hedge its exposure to the changes in interest rates, as they are not generally available on the Russian market. The Group constantly monitors changes in interest rates to minimise the level of its exposure and to identify any need for hedging activities.

(e) Non-financial risks – fuel hedging activities

The results of Group's operations can be significantly impacted by changes in the price of aircraft fuel. The Group periodically purchases derivatives such as aircraft fuel options in order to hedge its exposure from future price fluctuations in aircraft fuel. During the nine months of 2009 the Group did not engage in any fuel hedging activities. The Group does not use derivative instruments for speculative purposes.

Cash and cash equivalents – Cash and cash equivalents consist of cash on hand, balances with banks and short-term interest-bearing accounts which are used in the day to day financing of the Group's airline activities.

Investments – The Group's financial assets have been classified according to IAS 39 *Financial Instruments: Recognition and Measurement* into the following categories: trading securities, held-to-maturity investments, loans and other receivables, and available-for-sale investments. Investments with fixed or determinable payments and fixed maturity, which the Group has the positive intent and ability to hold to maturity, other than loans and receivables, are classified as held-to-maturity investments. Derivative financial instruments and investments acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading securities. All other investments, other than loans and receivables, are classified as available-for-sale.

Investments are recognised and derecognised on a trade date basis where the purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, and are initially measured at fair value, plus directly

attributable transaction costs.

Held-to-maturity investments are financial assets excluding derivative contracts which mature on a specified date and which a company has the firm intent and ability to hold to maturity. They are valued at allocated acquisition cost and they are included in long-term assets.

Investments other than held-to-maturity debt securities are classified as either investments held for trading or as available-for-sale, and are measured at subsequent reporting dates at fair value. Investments in equity instruments of other companies that do not have a quoted market price are stated at cost less impairment loss, as it is not practicable to determine the fair value of such investments. For derivatives and other financial instruments classified as held for trading, gains and losses arising from changes in fair value are included in the consolidated statement of income for the period. For available-for-sale investments, gains and losses arising from changes in fair value are recognised directly in equity, until the security is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in the consolidated statement of income for the period. Impairment losses recognised in the consolidated statement of income for equity investments classified as available-for-sale are not subsequently reversed through the consolidated statement of income. Impairment losses recognised in the consolidated statement of income for debt instruments classified as available-for-sale are subsequently reversed if an increase in the fair value of the instrument can be objectively related to an event occurring after the recognition of the impairment loss.

As at 30 September 2009 the Group held corporate and Government financial instruments primarily comprising shares and bonds. These are disclosed as held-for-trading investments in Note 13. Gains and losses arising from changes in fair value of held-for-trading investments are recognised in the consolidated statement of income.

Derivative instruments are accounted for as held for trading with related gains or losses from re-measurement to fair value included in the current period consolidated statement of income as other non-operating gains or losses.

The Group assesses on each closing date whether there is any objective evidence that the value of a financial asset item or group of items has been impaired. If there is objective evidence that an impairment loss has arisen for loans and other receivables entered at allocated acquisition cost in the balance sheet or for held-to-maturity investments, the size of the loss is determined as the difference between the book value of the asset item and the present value of expected future cash flows of the said financial asset item discounted at the original effective interest rate. The loss is recognised in the consolidated statement of income.

Loans and receivables – Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are individually recognised at fair value, and are subsequently measured at amortised cost using the effective interest rate method. Because the expected term of an account receivable is short, the value is typically stated at the nominal amount without discounting, which corresponds with the fair value. Uncertain accounts receivable balances are assessed individually and any impairment losses are included in non-operating expenses.

Accounts payable – Trade payables are initially measured at fair value and are subsequently measured at amortised cost and because the expected term of accounts payable is short the value is stated at the nominal amount without discounting, which corresponds with the fair value.

Short-term borrowings – Short-term borrowings comprise:

- Interest bearing borrowings with a term shorter than one year;
- Current portion of interest-bearing long-term borrowings.

These liabilities are measured at amortised cost and reported based on the settlement date.

(All amounts in millions of US dollars)

Long-term borrowings – Long-term borrowings (i.e. liabilities with a term longer than one year) consist of interest-bearing loans, which are initially measured at fair value, and are subsequently measured at amortised cost using the effective interest rate method as at the settlement date.

Expendable spare parts and inventories – Inventories, including aircraft expendable spare parts, are valued at cost or net realisable value, whichever is lower. The costs are determined on the first-in, first-out ("FIFO") basis. Inventories are reported net of provisions for slow-moving or obsolete items.

Value added taxes – Value added tax ("VAT") related to sales is payable to the tax authorities on an accruals basis. For sales of passenger tickets this is when the tickets are registered for a flight by the customers. Domestic flights are subject to VAT at 18% and international flights are subject to VAT at 0%. Input VAT invoiced by domestic suppliers as well as VAT paid in respect of imported aircraft and spare parts may be recovered, subject to certain restrictions, against output VAT. The recovery of input VAT relating sales at 0% is typically delayed by up to six months and sometimes longer due to compulsory tax audit requirements and other administrative matters. Input VAT claimed for recovery as at the balance sheet date is presented net of the output VAT liability. Recoverable input VAT that is not claimed for recovery in the current period is recorded in the balance sheet as VAT receivable. VAT receivables that are not expected to be recovered within the twelve months from the balance sheet date are classified as long-term assets. VAT balances are not discounted. Where provision has been made for uncollectible receivables, the bad debt expense is recorded at the gross amount of the account receivable, including VAT. The provision for non-recoverable VAT is charged to the consolidated statement of income as a non-operating expense.

Frequent flyer programme – Since 1999 the Group operates a frequent flyer programme referred to as Aeroflot Bonus. The programme allows its members to earn air miles as they fly on Group or Sky Team alliance airlines. Subject to the programme's terms and condition, the air miles earned entitle members to a number of benefits such as free flights and flight class upgrades.

On 1 January 2009 the Group adopted the new IFRIC 13 *Loyalty Programmes* which requires that points earned but unused under loyalty programmes are accounted for at fair value using the deferred revenue method. Under the deferred revenue method the Group deducts the fair value of air miles from transportation revenue and records it as deferred revenue on frequent flyer programme of the consolidated statement of financial position (Note 24). Prior to the adoption, the programme was accounted for under the incremental cost method by recording an estimated liability for the incremental cost associated with providing free transportation pertaining to the programme. The adoption of IFRIC 13 *Loyalty Programmes* had an impact on the Group's net assets and its financial performance. The effect of the adoption is disclosed in Note 24.

Provisions – Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, and it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. Where the expected timing of cash flows can be estimated and the effect of the time value of money is significant, the amount of a provision is stated at the present value of the expenditures required to settle the obligation.

Income tax – The nominal income tax rate for industrial enterprises in Russia in 2008 was 24%. With effect from 1 January 2009, the income tax rate for Russian companies has been reduced to 20%.

Deferred income taxes – Deferred tax assets and liabilities are calculated in respect of temporary differences in accordance with IAS 12 *Income Taxes*. IAS 12 requires the application of the balance sheet liability method for financial reporting and accounting for deferred income taxes. Deferred income taxes are provided for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recorded only to the extent that it is probable that taxable profit will be available against which the deductible temporary

differences can be utilised. Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Group intends to settle its tax assets and liabilities on a net basis.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply during the period when the asset is to be realised or the liability settled, based on tax rates that have been enacted or substantively enacted as at the balance sheet date. As at 30 September 2009 deferred tax assets and liabilities have been measured at 20%. Deferred tax is charged or credited to the consolidated statement of income, except when it relates to items credited or charged directly to equity, in which case the deferred tax is dealt with in equity.

Employee benefits – The Group makes certain payments to employees on retirement or when they otherwise leave the employment of the Group. These obligations, which are unfunded, represent obligations under a defined benefit pension plan. For such plans the pension accounting costs are assessed using the projected unit credit method. Under this method the cost of providing pensions is charged to the consolidated statement of income in order to spread the regular cost over the average service lives of employees. Actuarial gains and losses are recognised in the consolidated statement of income immediately. The pension payments may be increased upon the retirement of an employee based on the decision of management. The pension liability for non-retired employees is calculated based on a minimum annual pension payment and do not include increases, if any, to be made by management in the future. Where such post-employment employee benefits fall due more than twenty months after the balance sheet date they are discounted using a discount rate determined by reference to the average market yields at the balance sheet date.

The Group also participates in a defined contribution plan, under which the Group has committed to contribute a certain percentage (15% to 20% in 2009) of the contribution made by employees choosing to participate in the plan. Contributions made by the Group on defined contribution plans are charged to expenses when incurred. Contributions are also made to the Government Pension fund at the statutory rates in force during the year. Such contributions are expensed as incurred.

Treasury shares – The Company's shares, which are held as treasury stock or belong to the Company's subsidiaries, are reflected as a reduction of the Group's equity. The disposal of such shares does not impact net income for the current year and is recognised as a change in the shareholders' equity of the Group. Dividend distributions by the Company are recorded net of the dividends related to treasury shares.

Dividends – Dividends are recognised at the date they are declared by the shareholders at a general meeting.

Retained earnings legally distributable by the Company are based on the amounts available for distribution in accordance with applicable legislation and reflected in the statutory financial statements. These amounts may differ significantly from the amounts presented in accordance with IFRS.

Earnings per share – Earnings per share are calculated by dividing the income for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. The Group does not have any potentially dilutive equity instruments.

Contingencies – Contingent liabilities are not recognised in the consolidated financial statements unless they arise as a result of a business combination. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognised in the consolidated financial statements but are disclosed when an inflow of economic benefits is probable.

(All amounts in millions of US dollars)

3. SIGNIFICANT ESTIMATES

The key assumptions concerning the future, and other key sources of estimation uncertainties at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Provisions – Provisions are made when any probable and quantifiable risk of loss attributable to disputes is judged to exist.

Depreciable lives of property, plant and equipment – In reporting property, plant and equipment and intangible assets an assessment of the useful economic life is made at least once a year to determine whether impairment exists.

Frequent flyer programme – The Group has estimated the liability pertaining to air miles earned by Aeroflot Bonus programme (Note 2) members. The estimate has been made based on the statistical information available to the Group and reflects the expected air mile utilisation pattern after the balance sheet date multiplied by their assessed fair value.

Compliance with tax legislation – As discussed further in Note 37 compliance with tax legislation, particularly in the Russian Federation, is subject to a significant degree of interpretation and can be routinely challenged by the tax authorities. The management records a provision in respect of its best estimate of likely additional tax payments and related penalties which may be payable if the Group's tax compliance is challenged by the relevant tax authorities.

4. ADOPTION OF NEW OR REVISED STANDARDS AND INTERPRETATIONS

A number of new Standards, amendments to Standards and Interpretations are not yet effective as at 31 December 2009, and have not been applied in preparing these consolidated financial statements. Of these pronouncements, potentially the following will have an impact on the Group's operations. The Group plans to adopt these pronouncements when they become effective.

- Revised IAS 24 *Related Party Disclosures (2009)* introduces an exemption from the basic disclosure requirements in relation to related party disclosures and outstanding balances, including commitments, for government-related entities. Additionally, the standard has been revised to simplify some of the presentation guidance that was previously non-reciprocal. The revised standard is to be applied retrospectively for annual periods beginning on or after 1 January 2011. The Group has not yet determined the potential effect of the amendment.
- Revised IFRS 3 *Business Combinations* (2008) and amended IAS 27 (2008) *Consolidated and Separate Financial Statements* came into effect on 1 July 2009 (i.e. they become mandatory for the Group's 2010 consolidated financial statements). The revisions address, among other things, accounting for step acquisitions, require acquisition-related costs to be recognised as expenses and remove the exception for changes in contingent consideration to be accounted by adjusting goodwill. The revisions also address how non-controlling interests in subsidiaries should be measured upon acquisition and require the effects of transactions with non-controlling interests to be recognised directly in equity.
- IFRS 9 *Financial Instruments* will be effective for annual periods beginning on or after 1 January 2013. The new standard is to be issued in several phases and is intended to replace International Financial Reporting Standard IAS 39 *Financial Instruments: Recognition and Measurement* once the project is completed by the end of 2010. The first phase of IFRS 9 was issued in November 2009 and relates to the recognition and measurement of financial assets. The Group recognises that the new standard introduces many changes to the accounting for financial instruments and is likely to have a significant impact on Group's consolidated financial statements. The impact of these changes will be analysed during the course of the project as further phases of the standard are issued.

(All amounts in millions of US dollars)


AEROFLOT
Russian Airlines

- Various *Improvements to IFRSs* have been dealt with on a standard-by-standard basis. All amendments, which result in accounting changes for presentation, recognition or measurement purposes, will come into effect not earlier than 1 January 2010. The Group has not yet analysed the likely impact of the improvements on its financial position or performance.

5. TRAFFIC REVENUE

	Three -month period ended 30 September		Nine -month period ended 30 September	
	2009	2008 Unreviewed	2009	2008 Unreviewed
Scheduled passenger flights	758.0	1,128.2	1,845.5	2,758.8
Cargo	56.7	97.6	133.0	244.9
Charter passenger flights	42.3	41.0	77.7	88.8
	857.0	**1,266.8**	**2,056.2**	**3,092.5**

6. OTHER REVENUE

	Three-month period ended 30 September		Nine-month period ended 30 September	
	2009	2008 Unreviewed	2009	2008 Unreviewed
Airline revenue agreements	106.4	114.2	302.2	339.7
Refuelling services	8.5	23.4	21.9	52.6
Ground handling and maintenance	4.1	5.6	13.2	17.0
Hotel revenue	3.8	5.4	10.9	17.4
Catering services	4.1	3.4	9.4	11.9
Other revenue	22.7	20.6	48.7	48.4
	149.6	**172.6**	**406.3**	**487.0**

7. OPERATING COSTS

	Three-month period ended 30 September		Nine-month period ended 30 September	
	2009	2008 Unreviewed	2009	2008 Unreviewed
Aircraft and traffic servicing	138.1	171.1	359.7	452.1
Operating lease expenses	72.4	54.8	202.2	144.8
Maintenance	73.7	79.3	190.3	211.4
Sales and marketing	42.5	63.2	96.6	163.4
Administration and general expenses	27.6	40.4	80.0	101.8
Passenger services	35.4	44.9	79.2	108.3
Communication expenses	13.2	17.3	44.9	50.7
Customs duties	11.2	7.2	26.2	19.1
Insurance expenses	5.0	5.7	13.9	16.4
Other expenses	19.2	34.5	52.5	82.6
Operating cost excluding aircraft fuel	**438.3**	**518.4**	**1,145.5**	**1,350.6**
Aircraft fuel	200.8	518.5	517.5	1,251.3
	639.1	**1,036.9**	**1,663.0**	**2,601.9**

(All amounts in millions of US dollars)


AEROFLOT
Russian Airlines

8. STAFF COSTS

	Three-month period ended 30 September		Nine-month period ended 30 September	
	2009	2008 Unreviewed	2009	2008 Unreviewed
Wages and salaries	114.1	138.4	330.0	429.2
Pension costs	13.0	18.4	50.4	68.4
Social security costs	3.5	6.0	15.7	22.1
	130.6	162.8	396.1	519.7

The Group continued its participation in a non-government pension fund to provide additional pensions to certain of its employees upon their retirement. The pension fund requires contributions from both employees and the Group and is a defined contribution pension plan for the employer.

Furthermore, the Group makes payments, upon retirement, to employees participating in the plan with one or more years' service. These obligations, which are unfunded, represent obligations under a defined benefit pension plan.

Pension costs also include compulsory payments to the Russian Federation Pension Fund ("RFPF"), contributions to a non-government pension fund and an increase in the net present value of the future benefits which the Group expects to pay to its employees upon their retirement under a defined benefit pension plan, as follows:

	Three-month period ended 30 September		Nine-month period ended 30 September	
	2009	2008 Unreviewed	2009	2008 Unreviewed
Payments to the RFPF	12.9	18.0	50.1	67.0
Defined benefit pension plan	0.1	0.3	0.2	1.1
Defined contribution pension plan	-	0.1	0.1	0.3
	13.0	18.4	50.4	68.4

9. FINANCIAL INCOME AND EXPENSES

	Three-month period ended 30 September		Nine-month period ended 30 September	
	2009	2008 Unreviewed	2009	2008 Unreviewed
Financial income:				
Interest income on bank deposits	0.8	-	1.9	3.3
Gain on disposal of investments, net	0.2	0.1	-	0.3
Foreign exchange gain, net	14.7	-	13.1	-
Financial income	15.7	0.1	15.0	3.6
Financial expenses:				
Foreign exchange loss, net	-	(80.2)	-	(39.1)
Loss on from investments disposals	-	-	(0.9)	-
Interest expense on finance lease liabilities	(1.8)	(6.3)	(7.0)	(18.3)
Interest expense on short and long-term borrowings	(3.0)	(3.6)	(12.5)	(11.1)
Interest expense on customs duty discounting	(5.2)	(2.8)	(13.9)	(9.4)
Financial expenses	(10.0)	(92.9)	(34.3)	(77.9)

(All amounts in millions of US dollars)

10. OTHER NON-OPERATING INCOME/(EXPENSES), NET

	Three-month period ended 30 September		Nine-month period ended 30 September	
	2009	2008 Unreviewed	2009	2008 Unreviewed
Fines and penalties received from suppliers	1.6	0.8	2.5	1.3
Insurance compensation received	0.2	0.3	0.3	0.8
Non-recoverable VAT	-	-	(5.5)	-
Contract termination penalties (Note 25)	-	-	(18.5)	-
Other income/(expense)	(2.1)	(0.8)	1.7	5.2
	(0.3)	**0.3**	**(19.5)**	**7.3**

11. INCOME TAX

	Three-month period ended 30 September		Nine-month period ended 30 September	
	2009	2008 Unreviewed	2009	2008 Unreviewed
Current income tax charge	48.7	70.7	99.3	133.0
Deferred income tax expense/(benefit)	7.6	(24.4)	5.4	3.9
	56.3	**46.3**	**104.7**	**136.9**

Income before taxation for financial reporting purposes is reconciled to taxation as follows:

	Three-month period ended 30 September		Nine-month period ended 30 September	
	2009	2008 Unreviewed	2009	2008 Unreviewed
Profit before income tax	212.6	111.5	275.1	278.1
Tax rate	20%	24%	20%	24%
Theoretical tax at rate applicable for each jurisdiction	(42.5)	(26.7)	(55.0)	(66.7)
Tax effect of items which are not deductible or assessable for taxation purposes:				
Prior period tax adjustment	(3.5)	-	(4.5)	-
Non-taxable income	4.5	(6.0)	5.7	(4.2)
Unrecognised current year tax losses	(2.0)	(3.2)	(13.0)	(16.1)
Non-deductible expenses	(12.8)	(10.4)	(37.9)	(49.9)
Income tax charge	**(56.3)**	**(46.3)**	**(104.7)**	**(136.9)**

During the nine-month period ended 30 September 2009 the Group did not recognise a deferred tax assets related to certain subsidiaries' tax losses of USD 13.0 million (9m 2008: USD 16.1 million). The amounts related this in the third quarter of 2009 and 2008 equalled to USD 2.0 million and USD 3.2 million, respectively. Most of the amount relates to CJSC Aeroflot Cargo's tax losses of USD 60.2 million (9m 2008: USD 64.0 million) as the subsidiary is not expected to earn sufficient taxable profits in the foreseeable future against which the unused tax losses can be utilised by the Group; USD 14.1 million and USD 31.6 million in third quarter of 2009 and 2008, respectively. The Russian corporate profit tax rate has been reduced to 20% from 24%. The new rate is effective from 1 January 2009.

(All amounts in millions of US dollars)



	30/09/2009	3 months ended 30/09/2009	30/06/2009	6 months ended 30/06/2009	31/12/08 restated	Restatement	31/12/08
Tax effects of temporary differences:							
Loss carry-forward	30.6	(2.2)	32.8	6.4	26.4	-	26.4
Accounts receivable	12.5	9.1	3.4	0.2	3.2	-	3.2
Property, plant and equipment	3.5	0.0	3.5	0.5	3.0	-	3.0
Accounts payable	(3.3)	(9.5)	6.2	4.2	2.0	-	2.0
Long-term investments	0.5	0.0	0.5	0.2	0.3	-	0.3
Deferred tax assets	**43.8**	**(2.6)**	**46.4**	**11.5**	**34.9**	**-**	**34.9**
Property, plant and equipment	(62.7)	(3.3)	(59.4)	(4.6)	(54.8)	-	(54.8)
Customs duties related to aircraft operation leases	(18.5)	(3.5)	(15.0)	(4.4)	(10.6)	-	(10.6)
Long-term investments	(4.3)	(0.8)	(3.5)	0.6	(4.1)	-	(4.1)
Accounts receivable	7.2	8.2	(1.0)	(2.2)	1.2	-	1.2
Accounts payable	19.3	(6.6)	25.9	2.5	23.4	15.1	8.3
Deferred tax liabilities	**(59.0)**	**(6.0)**	**(53.0)**	**(8.1)**	**(44.9)**	**15.1**	**(60.0)**
Movement for the year, net		(8.6)		3.4			
Less: Deferred tax recognised directly in equity (i)		1.0		(0.7)			
Effect of translation to presentation currency		-		(0.5)			
Deferred tax (expense)/benefit for the period		**(7.6)**		**2.2**			

(i) The Group holds shares in France Telecom, which are classified as long-term investments available-for-sale. Gains and losses arising from changes in fair value of the France Telecom shares are recognized directly in equity, deferred tax related to them is also dealt with in equity. The movement during the nine months of 2009 amounted to USD 0.3 million.

A deferred tax asset in relation to temporary differences of USD 42.1 million relating to investments in subsidiaries and associates has not been recognised in the consolidated financial statements as the Group is able to control the timing of reversal of the difference, and reversal is not expected in the foreseeable future.

12. CASH AND CASH EQUIVALENTS

	30 September 2009	31 December 2008
Bank accounts denominated in Russian roubles	41.7	61.5
Bank accounts denominated in US dollars	33.8	20.4
Bank accounts denominated in other currencies	33.9	23.0
Bank accounts denominated in Euros	6.0	7.3
Bank deposits	9.8	33.9
Cash in transit and other	1.3	0.7
	126.5	**146.8**

The Group's exposure to interest rate risk and a sensitivity analysis for financial assets and liabilities are disclosed in Note 33. Most of the funds are held at state owned Russian bank such as Sberbank of the Russian Federation, Vneshtogbank and Vnesheconombank and well known multinational banks such as Royal Bank of Scotland. All funds are accessible by the Group.

(All amounts in millions of US dollars)


AEROFLOT
Russian Airlines

13. SHORT-TERM INVESTMENTS

	30 September 2009	31 December 2008
Held-for-trading investments:		
Corporate and government bonds	1.4	3.7
Corporate shares	1.6	1.4
	3.0	**5.1**
Other short-term investments:		
Bank deposits with original maturities exceeding 90 days	6.4	1.6
Promissory notes from third parties	1.8	2.3
Other short-term investments	1.0	0.9
Impairment allowance for short-term investments	(0.4)	(0.4)
	8.8	**4.4**
	11.8	**9.5**

Corporate and government bonds represent bonds denominated in Russian roubles issued by the Government of the Russian Federation and major Russian companies with maturity dates from 2009 to 2019 and yield to maturity rates of 7.3% to 19.0% per annum as at 30 September 2009.

The Group's investments in bonds and shares are reflected at market values at the end of the period based on the last traded prices obtained from the Moscow Interbank Currency Exchange ("MICEX").

Corporate shares are publicly traded shares of Russian companies with readily available market prices.

As at 30 September 2009 the interest rates on bank deposits denominated in Russian roubles, with original maturities exceeding 90 days, were from 6.25% to 13.5% per annum (31 December 2008: 10.0% per annum).

14. ACCOUNTS RECEIVABLE AND PREPAYMENTS, NET

	30 September 2009	31 December 2008
VAT and other taxes recoverable	413.4	401.5
Trade accounts receivable	411.3	341.3
Prepayments to suppliers	57.6	47.7
Deferred customs duties related to aircraft operating leases	47.4	27.1
Income tax prepaid	9.3	61.7
Other receivables	73.6	59.5
Accounts receivable and prepayments, gross	**1,012.6**	**938.8**
Impairment allowance for bad and doubtful accounts	(23.0)	(22.7)
	989.6	**916.1**

Deferred customs duties of USD 47.4 million (31 December 2008: USD 27.1 million) relate to the current portion of customs duties incurred on importation of aircraft under operating leases. These customs duties are expensed in the consolidated statement of income over the term of the operating lease. The non-current portion of the deferred customs duties is disclosed in Note 18.

As at 30 September 2009 sufficient impairment allowance has been made against accounts receivable and prepayments.

(All amounts in millions of US dollars)


AEROFLOT
Russian Airlines

The movement in the Group's impairment allowance for bad and doubtful debts is as follows:

	Impairment allowance
As at 31 December 2007	**24.3**
Provision exchange rate	(4.3)
Increase in impairment allowance for bad and doubtful accounts	3.9
Receivables written off during the year as uncollectible	(1.2)
As at 31 December 2008	**22.7**
Provision exchange rate	(0.6)
Increase in impairment allowance for bad and doubtful accounts	0.9
As at 30 September 2009	**23.0**

15. EXPENDABLE SPARE PARTS AND INVENTORIES, NET

	30 September 2009	31 December 2008
Expendable spare parts	54.0	57.0
Fuel	6.0	7.8
Other inventories	16.6	20.9
Expendable spare parts and inventories, gross	**76.6**	**85.7**
Impairment allowance for obsolete inventory	(7.4)	(7.0)
	69.2	**78.7**

16. EQUITY ACCOUNTED INVESTMENTS

	30 September 2009		31 December 2008	
	Voting rights	Carrying value	Voting rights	Carrying value
LLC Airport Moscow	50.0%	4.5	50.0%	4.4
CJSC AeroMASH – AB	45.0%	1.8	45.0%	1.5
CJSC Aerofirst	33.3%	6.7	33.3%	4.5
CJSC TZK Sheremetyevo	31.0%	13.5	31.0%	10.2
Other	Various	0.5	Various	0.5
		27.0		**21.1**

Summarised financial information in respect of the Group's affiliates accounted for by using the equity method based on their respective financial statements prepared for the nine months ended 30 September 2009 and the twelve months ended 31 December 2008 is set out below:

	30 September 2009	31 December 2008
Total assets	164.2	174.7
Total liabilities	(87.1)	(115.8)
Net assets	77.1	58.9
Group's carrying amount of equity accounted investments	**27.0**	**21.1**

(All amounts in millions of US dollars)


AEROFLOT
Russian Airlines

	Three-month period ended 30 September		Nine-month period ended 30 September	
	2009	2008 Unreviewed	2009	2008 Unreviewed
Revenue	100.9	403.9	263.6	556.0
Profit for the year	11.4	0.9	21.4	13.1
Group's share of profits for the period in equity accounted investments	**3.6**	**6.1**	**6.5**	**8.2**

17. LONG-TERM INVESTMENTS

	30 September 2009	31 December 2008
Available-for-sale investments:		
Shares in France Telecom	13.6	14.4
Mutual investment funds	0.8	0.8
SITA Investment Certificates	0.6	0.6
	15.0	**15.8**
Other long-term investments:		
Loans issued and promissory notes from third parties	0.2	0.3
Other	(0.3)	0.7
	(0.1)	**1.0**
	14.9	**16.8**

18. OTHER NON-CURRENT ASSETS

	30 September 2009	31 December 2008
Deferred customs duties related to aircraft operating leases	260.3	152.3
VAT recoverable	139.0	76.3
Other	7.3	11.8
	406.6	**240.4**

VAT recoverable primarily includes USD 133.8 million (31 December 2008: USD 76.3 million) related to the acquisition of aircraft. None of the amounts are impaired.

19. PREPAYMENTS FOR AIRCRAFT

Prepayments for aircraft relate to cash advances made in relation to twenty-two Boeing B-787 (delivery: 2016 – 2019), twenty-two Airbus A-350 (delivery: 2016-2019) and ten Sukhoi Superjet-100 (SSJ) (delivery: 2011 – 2012) aircraft which are expected to be used under operating lease agreements.

(All amounts in millions of US dollars)


AEROFLOT
Russian Airlines

20. PROPERTY, PLANT AND EQUIPMENT

	Owned aircraft and engines	Leased aircraft and engines	Land and buildings	Plant. equipment and other	Construction in progress (i)	Total
Cost						
As at 31 December 2007	**579.4**	**919.8**	**219.9**	**254.1**	**555.6**	**2,528.8**
Additions	19.2	15.6	3.1	13.2	178.9	230.0
Capitalised overhaul costs	19.4	-	-	-	-	19.4
Disposals	(11.4)	-	-	(6.1)	(0.9)	(18.4)
Transfers	1.2	-	0.1	17.3	(18.6)	-
Foreign currency translation	27.6	43.0	10.1	12.4	29.4	122.5
As at 30 June 2008	**635.4**	**978.4**	**233.2**	**290.9**	**744.4**	**2,882.3**
Additions	5.0	2.5	-	6.7	112.9	127.1
Capitalised overhaul costs	3.4	-	-	-	-	3.4
Disposals	(6.8)	-	-	(6.4)	(0.2)	13.4
Transfers	5.3	(5.3)	-	2.4	(2.4)	-
Foreign currency translation	(45.2)	(69.1)	(16.2)	(20.9)	(57.2)	(208.6)
As at 30 September 2008	**597.1**	**906.5**	**217.0**	**272.7**	**797.5**	**2,790.8**
Additions	16.1	(6.4)	1.1	14.5	197.4	222.7
Capitalised overhaul costs	7.4	-	-	-	-	7.4
Disposals	(38.0)	-	(0.2)	(3.9)	(0.7)	(42.8)
Transfers	(5.3)	6.0	0.8	(0.1)	(1.4)	-
Foreign currency translation	(80.1)	(127.2)	(30.1)	(39.6)	(135.1)	(412.1)
As at 31 December 2008	**497.2**	**778.9**	**188.6**	**243.6**	**857.7**	**2,566.0**
Additions	8.5	0.1	1.3	6.5	287.0	303.4
Capitalised overhaul costs	1.5	-	-	-	-	1.5
Disposals (ii)	(17.6)	-	-	(5.8)	-	(23.4)
Transfers (iv)	3.7	(2.3)	0.5	16.2	(18.1)	-
Foreign currency translation	(30.5)	(47.6)	(11.2)	(14.2)	(37.0)	(140.5)
As at 30 June 2009	**462.8**	**729.1**	**179.2**	**246.3**	**1,089.6**	**2,707.0**
Additions	7.1	-	-	2.2	59.3	68.6
Capitalised overhaul costs	0.5	-	-	-	-	0.5
Disposals (ii)	(12.7)	-	-	(2.9)	-	(15.6)
Transfers (iv)	(0.1)	(0.1)	64.9	2.4	(67.1)	-
Foreign currency translation	18.0	29.0	12.1	9.7	37.5	106.3
As at 30 September 2009	**475.6**	**758.0**	**256.2**	**257.7**	**1,119.3**	**2,866.8**

(All amounts in millions of US dollars)


AEROFLOT
Russian Airlines

	Owned aircraft and engines	Leased aircraft and engines	Land and buildings	Plant. equipment and other	Construction in progress (i)	Total
Accumulated depreciation						
As at 31 December 2007	**(398.0)**	**(153.8)**	**(96.2)**	**(170.8)**	**(1.1)**	**(819.9)**
Charge for the year	(23.8)	(38.8)	(5.8)	(10.6)	-	(79.0)
Disposals	9.3	-	-	3.9	-	13.2
Foreign currency translation	(18.8)	(7.9)	(5.0)	(7.6)	(0.1)	(39.4)
As at 30 June 2008	**(431.3)**	**(200.5)**	**(107.0)**	**(185.1)**	**(1.2)**	**(925.1)**
Charge for the year	(15.2)	(18.4)	(2.7)	(4.9)	-	(41.2)
Disposals	5.8	-	-	5.6	-	11.4
Foreign currency translation	31.6	14.9	8.4	12.4	0.1	67.4
As at 30 September 2008	**(409.1)**	**(204.0)**	**(101.3)**	**(172.0)**	**(1.1)**	**(887.5)**
Charge for the year	(10.0)	(17.1)	(2.5)	(7.4)	-	(37.0)
Impairment (iii)	-	-	-	-	(27.8)	(27.8)
Disposals	31.1	-	-	3.3	-	34.4
Foreign currency translation	53.1	29.8	15.7	23.2	4.4	126.2
As at 31 December 2008	**(334.9)**	**(191.3)**	**(88.1)**	**(152.9)**	**(24.5)**	**(791.7)**
Charge for the year	(18.5)	(27.7)	(4.3)	(10.6)	-	(61.1)
Impairment	(2.2)	-	-	0.2	(0.6)	(2.6)
Disposals (ii)	15.3	-	-	4.7	-	20.0
Foreign currency translation	20.1	10.1	5.7	8.4	1.5	45.8
As at 30 June 2009	**(320.2)**	**(208.9)**	**(86.7)**	**(150.2)**	**(23.6)**	**(789.6)**
Charge for the year	(10.1)	(15.0)	(2.5)	(4.9)	-	(32.5)
Impairment	-	-	-	0.1	-	0.1
Disposals (ii)	10.8	-	-	2.6	-	13.4
Foreign currency translation	(12.6)	(9.0)	(3.8)	(5.8)	(1.0)	(32.2)
As at 30 September 2009	**(332.1)**	**(232.9)**	**(93.0)**	**(158.2)**	**(24.6)**	**(840.8)**
Net book value						
As at 31 December 2008	**162.3**	**587.6**	**100.5**	**90.7**	**833.2**	**1,774.3**
As at 30 September 2009	**143.5**	**525.1**	**163.2**	**99.4**	**1,094.8**	**2,026.0**

(All amounts in millions of US dollars)


AEROFLOT
Russian Airlines

As at 30 September 2009 property, plant and equipment, consisting primarily of construction in progress related to the construction of the Sheremetyevo-3 terminal of USD 863.2 million, are subject to a registered debenture to secure bank loans (Note 26 and Note 28).

(i) Construction in progress mainly includes:

- capital expenditure incurred in relation to the construction of the new Sheremetyevo-3 terminal of USD 863.2 million (31 December 2008: USD 645.8 million);
- prepayments of USD 4.0 million related to the delivery of ten new Sukhoi SuperJet-100 (SSJ) aircraft;
- capital expenditure and prepayments for the delivery of three McDonnell Douglas MD-11 aircrafts and construction in progress, related to MD of USD 23.7 million (Note 20(iii));
- prepayments for delivery of sixteen Airbus A-321 aircrafts of USD 157.9 million.

(ii) The 2009 disposals relate to the disposal of one Ilyushin Il-86, four Tu-134 and two Tu-154 aircraft previously owned by the Group.

(iii) A full impairment allowance has been made against cash prepayments and construction in progress related to three McDonnell Douglas MD-11 aircraft (Note 20(i)) as it is unlikely that the Group will get any future economic benefits related to these assets.

(iv) During the period a new office building with the total cost of USD 64.8 million was transferred from construction in progress to land and buildings.

During the three- and nine-month periods ended 30 September 2009 USD 16.9 million and USD 45.3 million, respectively, of borrowing costs were capitalised in the cost of the new Sheremetyevo-3 terminal and mostly comprised interest accrued on loans related to its construction. The cost capitalised in the three- and nine-month periods ended 30 September 2008 amounted to USD 9.6 million and USD 26.9 million, respectively.

Certain items of property, plant and equipment are subject to a registered debenture to secure bank loans (Note 26 and Note 28).

(All amounts in millions of US dollars)



21. INTANGIBLE ASSETS

	Software	Licences	Construction in progress	Total
Cost				
As at 31 December 2007	-	-	7.8	7.8
Additions	3.6	5.4	2.2	11.2
Transfers	5.8	-	(5.8)	-
Foreign currency translation	(1.5)	(0.9)	(0.8)	(3.2)
As at 31 December 2008	**7.9**	**4.5**	**3.4**	**15.8**
Additions	2.0	-	0.5	2.5
Disposal	-	-	-	-
Transfers	2.4	-	(2.4)	-
Foreign currency translation	0.2	-	(0.3)	(0.1)
As at 30 September 2009	**12.5**	**4.5**	**1.2**	**18.2**
Accumulated amortisation				
As at 31 December 2007	-	-	-	-
Charge for the year	(2.1)	-	-	(2.1)
Foreign currency translation	0.4	-	-	0.4
As at 31 December 2008	**(1.7)**	**-**	**-**	**(1.7)**
Charge for the period	(2.0)	(0.4)		(2.4)
Foreign currency translation	(0.2)	(0.1)		(0.3)
As at 30 September 2009	**(3.9)**	**(0.5)**	**-**	**(4.4)**
Net book value				
As at 31 December 2008	**6.2**	**4.5**	**3.4**	**14.1**
As at 30 September 2009	**8.6**	**4.0**	**1.2**	**13.8**

22. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	30 September 2009	31 December 2008
Trade accounts payable	323.6	348.3
VAT payable on leased aircraft	122.4	91.9
Staff related liabilities	66.4	76.6
Customs duties payable on leased aircraft	94.1	74.2
Advances received (other than unearned transportation revenue)	17.2	27.6
Other taxes payable	10.6	8.1
Dividends payable	5.4	2.5
Merchandise credits	4.0	4.8
Income tax payable	13.6	0.1
Other payables	68.5	28.1
	725.8	**662.2**

As at 30 September 2009 accounts payable and accrued liabilities include the short-term portion of VAT of USD 122.4 million (31 December 2008: USD 91.9 million) and customs duties of USD 94.1 million (31 December 2008: USD 74.2 million) relating to imported leased aircraft, which are

(All amounts in millions of US dollars)

payable in equal monthly instalments over a thirty-four-month period from the date these assets were cleared through customs. The long-term portion of VAT payable and customs duties of USD 133.8 million (31 December 2008: USD 76.2 million) and USD 113.6 million (31 December 2008: USD 63.7 million), respectively, relating to the leased aircrafts are disclosed in Note 29.

Staff related payables primarily include salaries and social contribution liabilities of USD 25.5 million (31 December 2008: USD 40.7 million) and the unused vacation accrual of USD 39.9 million (31 December 2008: USD 35.0 million).

The Group's exposure to currency and liquidity risk related to accounts payable and accrued liabilities is disclosed in Note 33.

23. UNEARNED TRANSPORTATION REVENUE

As at 30 September 2009 unearned transportation revenue of USD 171.0 million (31 December 2008: USD 172.9 million) comprised passenger transportation revenue of USD 170.7 million (31 December 2008: USD 172.8 million) and cargo transportation revenue of USD 0.3 million (31 December 2008: USD 0.1 million).

24. DEFERRED REVENUE RELATED TO FREQUENT FLYER PROGRAMME

As at 30 September 2009 and 31 December 2008 the Aeroflot Bonus programme operated by the Group had approximately 1,768 thousand and 1,387 thousand members, respectively. Deferred revenue related to Aeroflot Bonus as at 30 September 2009 has been assessed in accordance with IFRIC 13 *Customer Loyalty Programmes*. The amount represents the number of points earned but unused by the Aeroflot Bonus programme members estimated at fair value (Note 2). This represents a change of accounting policy as previously air miles related to the programme have been valued at incremental cost of providing the service to passengers. Consequently, the comparatives have been restated accordingly as follows:

Consolidated statement of financial position

	1 January 2008			31 December 2008		
	Before restatement	**Adjustments**	**After restatement**	**Before restatement**	**Adjustments**	**After restatement**
TOTAL ASSETS	**3,398.3**	**-**	**3,398.3**	**3,350.4**	**-**	**3,350.4**
LIABILITIES AND EQUITY						
Current liabilities						
Accounts payable and accrued liabilities	629.8	(5.0)	624.8	669.2	(7.0)	662.2
Unearned transportation revenue	180.3	-	180.3	172.9	-	172.9
Deferred revenue related to frequent flyer programme current	-	17.4	17.4	-	16.6	16.6
Provisions	4.0	-	4.0	22.8	-	22.8
Short-term borrowings	131.4	-	131.4	145.4	-	145.4
Finance lease liabilities	67.4	-	67.4	78.0	-	78.0
	1,012.9	12.4	1,025.3	1,088.3	9.6	1,097.9

(All amounts in millions of US dollars)


AEROFLOT
Russian Airlines

	1 January 2008			31 December 2008		
	Before restatement	**Adjustments**	**After restatement**	**Before restatement**	**Adjustments**	**After restatement**
Non-current liabilities						
Long-term borrowings	379.6	-	379.6	591.1	-	591.1
Finance lease liabilities	531.1	-	531.1	460.2	-	460.2
Provisions	60.9	-	60.9	2.4	-	2.4
Deferred tax liabilities	53.2	(19.8)	33.4	60.0	(15.1)	44.9
Deferred revenue related to frequent flyer programme non-current	-	69.8	69.8	-	66.2	66.2
Other non-current liabilities	175.5	-	175.5	150.4	-	150.4
	1,200.3	**50.0**	**1,250.3**	**1,264.1**	**51.1**	**1,315.2**
Equity						
Share capital	51.6	-	51.6	51.6	-	51.6
Treasury stock	(43.8)	-	(43.8)	(41.0)	-	(41.0)
Accumulated gain on disposal of treasury shares	14.1	-	14.1	31.9		31.9
Investment revaluation reserve	12.7	-	12.7	8.3	-	8.3
Cumulative translation reserve	63.0	-	63.0	(117.2)	(5.9)	(123.1)
Retained earnings	1,014.6	(62.4)	952.2	1,011.4	(54.8)	956.6
Equity attributable to shareholders of the Company	**1,112.2**	**(62.4)**	**1,049.8**	**945.0**	**(60.7)**	**884.3**
Minority interest	72.9	-	72.9	53.0	-	53.0
	1,185.1	**(62.4)**	**1,122.7**	**998.0**	**(60.7)**	**937.3**
TOTAL LIABILITIES AND EQUITY	**3,398.3**	**-**	**3,398.3**	**3,350.4**	**-**	**3,350.4**

Consolidated statement of income for the three- and nine-month period ended 30 September 2008

	Before restatement	**Adjustments 6 months to 30/06/2008**	**Adjustments 3 months to 30/09/2008**	**Adjustments 9 months to 30/09/2008**	**After restatement**
Traffic revenue	3,089.2	2.3	1.0	3.3	3,092.5
Other revenue	487.0	-	-	-	487.0
Revenue	**3,576.2**	**2.3**	**1.0**	**3.3**	**3,579.5**
Operating costs	(2,601.5)	2.4	(2.8)	(0.4)	(2,601.9)
Staff costs	(519.7)	-	-	-	(519.7)
Depreciation and amortisation	(121.0)	-	-	-	(121.0)
Operating costs	**(3,242.2)**	**2.4**	**(2.8)**	**(0.4)**	**(3,242.6)**
Operating profit	**334.0**	**4.7**	**(1.8)**	**2.9**	**336.9**
Financial income	3.6	-	-	-	3.6
Financial expenses	(77.9)	-	-	-	(77.9)
Share of results of equity accounted investments	8.2	-	-	-	8.2
Other non-operating income, net	7.3	-	-	-	7.3
Profit before income tax	**275.2**	**4.7**	**(1.8)**	**2.9**	**278.1**
Income tax	(136.3)	(0.9)	0.3	(0.6)	(136.9)
Profit for the period	**138.9**	**3.8**	**(1.5)**	**2.3**	**141.2**

(All amounts in millions of US dollars)


AEROFLOT
Russian Airlines

	Before restatement	Adjustments 6 months to 30/06/2008	Adjustments 3 months to 30/09/2008	Adjustments 9 months to 30/09/2008	After restatement
Attributable to:					
Shareholders of the Company	152.0	3.8	(1.5)	2.3	154.3
Minority interest	(13.1)	-	-	-	(13.1)
	138.9	**3.8**	**(1.5)**	**2.3**	**141.2**
Earnings per share, basic and diluted (US cents)	**14.3**	**0.35**	**(0.14)**	**0.2**	**14.5**
Weighted average number of shares outstanding (millions)	**1,061.7**				**1,061.7**

As at 30 September 2009 deferred revenue related to frequent flyer programme are expected to realise as follows:

	30 September 2009	31 December 2008
Deferred revenue related to frequent flyer programme current	20.7	16.6
Deferred revenue related to frequent flyer programme non-current	72.2	66.2
	92.9	**82.8**

25. PROVISIONS

	2009
As at 1 January	25.2
Additional provision	18.5
Release of provision	(10.4)
As at 30 June	33.3
Movement in last three months of the period	
Additional provision	-
Release of provision	(12.7)
As at 30 September	**20.6**

	2009	2008
Analysed as:		
Current liabilities	19.0	22.8
Non-current liabilities	1.6	2.4
	20.6	**25.2**

The Group is a defendant in various legal actions. The provision represents management's best estimate of the Group's probable losses relating to various actual and potential legal claims. The Group also provides against tax contingencies and the related interest and penalties based on management's estimate of the amount of the additional taxes that may become due.

USD 12.7 million previously provided in relation to a claim by the owner of a cargo plane, which crashed in Italy in October 1996 has now been released as the liability has been fully settled in cash.

In October 2009 the Board of Directors decided to reject the delivery of three freight carrying McDonnell Douglas MD-11 aircraft which were to be purchased by one of the Group's subsidiaries. The estimated penalties payable amount to USD 16.4 million, a full allowance has been made against this payable as a result of the rejection in the consolidated statement of financial position as at 30 September 2009. In addition, USD 2.1 million included in the provision relates to the premature

(All amounts in millions of US dollars)

termination of operation lease agreements pertaining to two freight-carrying Boeing B-737-300 aircraft.

26. SHORT-TERM BORROWING

	30 September 2009	31 December 2008
Loans denominated in US dollars:		
Vnesheconombank - short term portion (Note 28)	113.4	12.9
Calyon Rusbank (i)	47.3	-
Vneshtorgbank - short term portion (Note 28)	14.8	14.0
Royal Bank of Scotland (ii)	-	16.0
Société Générale Vostok (iii)	-	15.0
WestLB Vostok (iv)	-	10.1
Alfa-Bank (v)	-	5.5
	175.5	**73.5**
Loans denominated in Russian roubles:		
Sberbank of the Russian Federation (vi)	16.6	4.3
Raiffeisenbank – short term portion (Note 28)	8.0	7.3
Gazprombank (vii)	5.2	11.6
Gazprombank (viii)	4.4	17.3
Sberbank of the Russian Federation (ix)	-	20.8
UniCredit Bank (x)	-	5.1
Other short-term bank loans	4.8	5.5
	39.0	**71.9**
	214.5	**145.4**

(i) The balance as at 30 September 2009 represents a loan of USD 47.3 million issued at an interest rate of LIBOR plus 3% per annum. The credit was borrowed to finance certain aircraft pre-delivery payments due by the Group. The effective annualised interest rate related this loan in 2009 was equal to 5.9% per annum. The loan is unsecured;

(ii) The balance as at 31 December 2008 represents a credit line of USD 16.0 million issued at an interest rate of LIBOR plus Margin from 1.45% to 7.0% per annum. The effective annualised interest rate related this credit line in 2009 was equal to 4.7% per annum. During 2009 this credit line was repaid in full. The loan was unsecured;

(iii) The balance as at 31 December 2008 represents a credit line of USD 15.0 million issued at an interest rate of six month LIBOR plus 4.27% per annum. The effective annualised interest rate related to this credit line in 2009 was equal to 8.65% per annum. During 2009 this credit line was repaid in full. The loan was unsecured;

(iv) The balance as at 31 December 2008 represents a credit line of USD 10.1 million issued at an interest rate of three month LIBOR plus 3.95% per annum. The effective annualised interest rate related to this credit line in 2009 was equal to 7.46% per annum. During 2009 this credit line was repaid in full. The loan was unsecured;

(v) The balances as at 31 December 2008 represents two loans for the total of USD 5.5 million issued at interest rates of 15% and 16% per annum. The effective annualised interest rate related to these loans in 2009 was equal to 15.3% per annum. During 2009 these loans were repaid in full. The loans were unsecured;

(vi) The balance as at 30 September 2009 represents loans for the total amount of USD 16.6 million issued at interest rates of 16.25%, 18% and 19% per annum. The effective annualised interest rate on the total outstanding balance of these loans in 2009 was equal to 18.4% per annum. The loans are secured by a property, plant and equipment with a carrying value of USD 9.9 million;

(All amounts in millions of US dollars)


AEROFLOT
Russian Airlines

(vii) The balance as at 30 September 2009 represent loan of USD 5.2 million issued at an interest rate of 15.75% per annum. The effective annualised interest rate related to this loan in 2009 was 15.75% per annum. The loan is unsecured;

(viii) The balances represent the net amounts due under a series of short-term security sale and repurchase agreements bearing an interest rate of 15.0% per annum. The securities that are subject to the sale and repurchase agreements are pledged as collateral pertaining to these loans;

(ix) As at 31 December 2008 USD 20.8 million was payable to Sberbank of the Russian Federation in relation to the credit line issued to the Group. The effective annualised interest rate related to this loan in 2009 was equal to 14.4% per annum. During 2009 this credit line was repaid in full. The loan was unsecured;

(x) The balances as at 31 December 2008 represent a loan of USD 5.1 million, issued at an interest rate of 10.75% per annum. The loan was borrowed to finance the Group's work capital. The effective annualised interest rate on the loan in 2009 was equal to 11.4% per annum. During 2009 this loan was repaid in full. The loans was unsecured.

27. FINANCE LEASE LIABILITIES

The Group leases aircrafts under finance lease agreements. Leased assets are listed in Note 1 above:

	30 September 2009	31 December 2008
Total outstanding payments	502.2	623.6
Finance charges	(22.6)	(85.4)
Principal outstanding	**479.6**	**538.2**
Representing:		
Current lease liabilities	68.3	78.0
Non-current lease liabilities	411.3	460.2
	479.6	**538.2**
Due for repayment (principal and finance charges):		
On demand or within one year	74.9	97.9
In two to five years	264.1	305.3
After five years	163.2	220.4
	502.2	**623.6**

Interest unpaid as at 30 September 2009 amounted to approximately USD 3.2 million (31 December 2008: USD 3.7 million) and is included in accrued expenses. During the nine months of 2009 the effective interest rate on this lease was approximately 1.7% per annum (31 December 2008: 3.8% per annum).

In 2008 the Group acquired two Boeing B-737 aircraft under financial lease arrangements. The related short-term and long-term finance lease liabilities as at 31 December 2008 amounted to USD 2.6 million and USD 9.8 million, respectively.

The Group's aircraft leases are subject to both positive and negative covenants. In accordance with those covenants, the Group maintains insurance coverage for its leased aircraft.

The Group's aircrafts leased under finance lease agreements are subject to a registered debenture to secure liabilities in relation to their lease.

(All amounts in millions of US dollars)


AEROFLOT
Russian Airlines

28. LONG-TERM BORROWINGS

	30 September 2009	31 December 2008
Loans denominated in US dollars:		
Vneshtorgbank (i)	244.6	252.4
Vnesheconombank (ii)	242.3	201.9
Vnesheconombank (iii)	195.7	121.1
Accor	2.8	2.7
Other long-term loans	3.3	3.3
	688.7	**581.4**
Loans denominated in Russian roubles:		
Raiffeisen bank (iv)	6.4	9.7
	695.1	**591.1**

(i) The balance as at 30 September 2009 represents an outstanding amount of USD 244.6 million on a credit line issued by Vneshtorgbank at a fixed interest rate of 7.75% per annum. The amount was borrowed in order to finance the construction of the new Sheremetyevo-3 terminal. The sublease of the land and the construction in progress are pledged as collateral under a secondary loan agreement with hypothecation values of USD 59.5 million and USD 863.2 million, respectively;

(ii) The balance as at 30 September 2009 relates to a loan of USD 242.3 million borrowed at an interest rate of 9.0% per annum. The agreed interest rate will be effective until 20 August 2018 after which the interest rate will be LIBOR plus 4% per annum. The amount was borrowed in order to finance the construction of the new Sheremetyevo-3 terminal. The sublease of the land is pledged as collateral under a primary loan agreement with a hypothecation value of USD 59.5 million;

(iii) The balance as at 30 September 2009 represents an outstanding balance of USD 195.7 million on a credit line issued by Vnesheconombank at a fixed interest rate of 10.56% per annum. The amount was borrowed in order to finance the construction of the new Sheremetyevo-3 terminal. The sublease of the land and the construction in progress are pledged as collateral under a primary loan agreement with hypothecation values of USD 59.5 million and USD 863.2 million, respectively;

(iv) The balance as at 30 September 2009 represents an outstanding amount of USD 6.4 million at an interest rate of three month MosPrime plus 3% per annum. The loan was borrowed in order to finance the Group's working capital requirements. The effective annualised interest rate in 2009 was equal to 20.4% per annum. The loan is unsecured.

The borrowings are repayable as follows:

	30 September 2009	31 December 2008
On demand or within one year	136.2	34.2
In two to five years	151.3	239.8
After five years	543.8	351.3
	831.3	**625.3**
Less: amounts due for settlement within 12 months	(136.2)	(34.2)
Amounts due for settlement after 12 months	**695.1**	**591.1**

(All amounts in millions of US dollars)

29. OTHER NON-CURRENT LIABILITIES

	30 September 2009	31 December 2008
VAT payable on leased aircraft	133.8	76.2
Custom duties payable on leased aircraft	113.6	63.7
Defined benefit pension obligation – non-current portion	9.1	9.9
Other non-current liabilities	1.1	0.6
	257.6	150.4

As at 30 September 2009 other non-current liabilities include the long-term portion of VAT of USD 133.8 million (31 December 2008: USD 76.2 million) and customs duties of USD 113.6 million (31 December 2008: USD 63.7 million) relating to imported leased aircraft, which are payable in equal monthly instalments over a thirty-four-month period from the date these assets are cleared through customs.

Customs duties payable on leased aircraft have been discounted using a discount rate between 9.0% and 15.0%.

The short-term portion of the VAT payable and the customs duties of USD 122.4 million (31 December 2008: USD 91.9 million) and USD 94.1 million (31 December 2008: USD 74.2 million), respectively, relating to the imported leased aircraft are disclosed in Note 22.

30. SHARE CAPITAL

	Number of shares authorised and issued	Number of treasury shares	Number of shares outstanding
Ordinary shares of one Russian rouble each:			
As at 31 December 2008	1,110,616,299	(27,770,779)	1,082,845,520
As at 30 September 2009	1,110,616,299	(14,771,313)	1,095,844,986

Ordinary shareholders are entitled to one vote per share.

During 2009 the number of treasury shares held by the Group decreased by 12,999,466

The Company's shares are listed on the Russian Trade System ("RTS") and the Moscow Interbank Currency Exchange ("MICEX") and on 30 September 2009 were traded at USD 1.52 per share. On 14 December 2009 were traded at USD 1.54 per share.

The Company launched a Level 1 Global Depositary Receipts (GDR's) programme in December 2000. The Company signed a depositary agreement with Deutsche Bank Group, allowing the Company's shareholders to swap their shares for GDR's, which trade over-the-counter on US and European markets. The swap ratio was established at 100 shares per GDR. In accordance with the depositary agreement the total volume of the GDR's of the Company cannot exceed 20% of the Company's share capital. In 2001 the Company's GDR's were listed on the New Europe Exchange ("NEWEX") in Vienna and after closing of this stock exchange the GDR's were transferred to the third segment of the stock exchange in Frankfurt. On 30 September 2009 and 14 December 2009 the GDR's were trade at USD153.29 and USD 153.16 each, respectively.

(All amounts in millions of US dollars)

31. RETAINED EARNINGS AND DIVIDENDS

The statutory accounting reports of the Group companies are the basis for profit distribution and other appropriations. For the nine-month period ended 30 September 2009 and for the year ended 31 December 2008 the statutory profits as reported in the statutory financial statements amounted to 7,591.6 million Russian roubles (233.7 million US dollars) and 5,807 million Russian roubles (233.6 million US dollars), respectively.

Thousand Roubles	**30 September 2009**	**31 December 2008**
Retained earnings (thousand roubles)	36,992,658	30,291, 047

At the annual shareholders' meeting held in 20 June 2009 the shareholders approved dividends in respect of 2008, which would be paid to the shareholders between 21 June and 31 December 2009 in the amount of 0.1818 Russian roubles per share (0.73 US cents at the average exchange rate of the year 2008) totalling to 199.9 million Russian roubles (USD 8.1 million at the average exchange rate of the year 2008). The outstanding balance of the dividends payable will be transferred as soon as the relevant shareholders' bank details are collected.

32. OPERATING SEGMENTS

The Group has four reportable segments, as described below, which are the Group's strategic business units. The strategic business units offer different products and services, and are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Group's General Director reviews internal management reports on at least a quarterly basis. The following summary describes the operations in each of the Group's reportable segments:

- Airline – domestic and international passenger and cargo air transport and other airline services;
- Catering – includes preparation of food and beverages for air travel;
- Hotels – includes operating a hotels;
- Airport terminal – includes operating the Sheremetyevo-3 terminal.

There are also other operating segments. However, none of these segments meets any of the quantitative thresholds for determining reportable segments in 2009 and 2008.

Information regarding the results of each reportable segment is included below. Performance is measured based on segment sales revenue and operating profit, as included in the internal management reports that are review by the Group's General Director. Segment sales revenue and operating profit is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries. Inter-segment pricing is determined on an arm's length basis.

(All amounts in millions of US dollars)


AEROFLOT
Russian Airlines

	Airline	Catering	Hotels	Terminal	Other	Elimi- nations	Total Group
Nine-month period ended 30 September 2009							
External sales	2,439.8	10.4	10.9	-	1.4	-	2,462.5
Inter-segment sales	-	49.4	3.5	-	2.5	(55.4)	-
Total revenue	**2,439.8**	**59.8**	**14.4**	**-**	**3.9**	**(55.4)**	**2,462.5**
Operating profit/(loss)	302.8	8.7	3.0	(6.8)	(0.3)	-	307.4
Financial income							15.0
Financial expenses							(34.3)
Share of income in associates	6.5	-	-	-	-	-	6.5
Non-operating expenses, net							(19.5)
Profit before income tax							**275.1**
Income tax							(104.7)
Profit for the period							**170.4**

	Airline	Catering	Hotels	Terminal	Other	Elimi- nations	Total Group
Three-month period ended 30 September 2009							
External sales	997.9	4.5	3.8	-	0.4	-	1,006.6
Inter-segment sales	-	22.2	1.2	-	0.9	(24.3)	-
Total revenue	**997.9**	**26.7**	**5.0**	**-**	**1.3**	**(24.3)**	**1,006.6**
Operating profit/(loss)	200.5	4.0	0.9	(2.4)	-	0.6	203.6
Financial income							15.7
Financial expenses							(10.0)
Share of income in associates							3.6
Non-operating expenses, net							(0.3)
Profit before income tax							**212.6**
Income tax							(56.3)
Profit for the period							**156.3**

	Airline	Catering	Hotels	Terminal	Other	Elimi- nations	Total Group
As at 30 September 2009							
Segment assets	3,061.2	32.9	18.9	953.7	60.9	(377.6)	3,750.0
Associates	19.9	-	-	-	-	-	19.9
Unallocated assets							53.1
Consolidated total assets							**3,823.0**
Segment liabilities	727.1	22.1	5.6	43.3	46.1	(58.0)	786.2
Unallocated liabilities							1,929.9
Consolidated total liabilities							**2,716.1**

(All amounts in millions of US dollars)


AEROFLOT
Russian Airlines

	Airline	Catering	Hotels	Terminal	Other	Elimi- nations	Total Group
Nine-month period ended 30 September 2009							
Capital expenditure (Note 20)	155.8	1.2	0.3	216.5	0.2	-	374.0
Depreciation and amortisation	92.9	0.7	2.2	0.1	0.1	-	96.0
Non-recoverable VAT (Note 10)	5.5	-	-	-	-	-	5.5
Three-month period ended 30 September 2009							
Depreciation and amortisation	32.0	0.3	0.9	-	0.1	-	33.3

	Airline	Catering	Hotels	Terminal	Other	Elimi- nations	Total Group
Nine-month period ended 30 September 2008 (Unreviewed)							
External sales	3,547.3	13.8	17.4	-	1.0	-	3,579.5
Inter-segment sales	-	57.5	4.9	-	2.9	(65.3)	-
Total revenue	**3,547.3**	**71.3**	**22.3**	-	**3.9**	**(65.3)**	**3,579.5**
Operating profit/(loss)	325.2	8.2	5.6	(7.0)	(2.3)	7.2	336.9
Financial income							3.6
Financial expenses							(77.9)
Share of income in associates	8.2	-	-	-	-	-	8.2
Non-operating income, net							7.3
Profit before income tax							**278.1**
Income tax							(136.9)
Profit for the period							**141.2**

	Airline	Catering	Hotels	Terminal	Other	Elimi- nations	Total Group
Three-month period ended 30 September 2008 (Unreviewed)							
External sales	1,429.7	4.1	5.3	-	0.3	-	1,439.4
Inter-segment sales	-	22.9	1.7	-	0.9	(25.5)	-
Total revenue	**1,429.7**	**27.0**	**7.0**	-	**1.2**	**(25.5)**	**1,439.4**
Operating profit/(loss)	194.6	3.3	1.4	(1.4)	(1.1)	1.1	197.9
Financial income							0.1
Financial expenses							(92.9)
Share of income in associates	6.1	-	-	-	-	-	6.1
Non-operating income, net							0.3
Profit before income tax							**111.5**
Income tax							(46.3)
Profit for the period							**65.2**

(All amounts in millions of US dollars)


AEROFLOT
Russian Airlines

	Airline	Catering	Hotels	Terminal	Other	Elimi-nations	Total Group
As at 31 December 2008							
Segment assets	2,634.0	28.2	20.3	734.1	44.4	(220.9)	3,240.1
Associates	13.8	-	-	-	-	-	13.8
Unallocated assets							96.5
Consolidated total assets							**3,350.4**
Segment liabilities	725.4	19.4	21.4	25.9	28.5	(52.7)	767.9
Unallocated liabilities							1,645.2
Consolidated total liabilities							**2,413.1**
Nine-month period ended 30 September 2008 (Unreviewed)							
Capital expenditure (Note 20)	267.3	2.7	2.8	337.2	-	-	610.0
Depreciation and amortisation	117.2	0.7	2.9	0.1	0.1	-	121.0
Three-month period ended 30 September 2008 (Unreviewed)							
Depreciation and amortisation	40.5	0.2	0.9	0.1	0.1	-	41.8

	Three-month period ended 30 September		Nine-month period ended 30 September	
	2009	2008 Unreviewed	2009	2008 Unreviewed
Scheduled passenger revenue:				
International flights from Moscow to:				
Europe	139.7	199.7	356.6	528.9
Asia	57.8	81.7	147.8	215.6
North America	14.9	26.9	35.1	65.6
Other	5.7	7.1	16.6	19.8
	218.1	**315.4**	**556.1**	**829.9**
International flights to Moscow from:				
Europe	149.0	207.0	368.6	532.3
Asia	59.7	86.1	155.5	233.6
North America	14.0	25.8	35.9	66.6
Other	5.1	6.2	16.7	19.1
	227.8	**325.1**	**576.7**	**851.6**
Domestic flights	299.9	453.1	679.1	1,011.0
Other international flights	12.2	34.6	33.6	66.3
	758.0	**1,128.2**	**1,845.5**	**2,758.8**

(All amounts in millions of US dollars)


AEROFLOT
Russian Airlines

	Three-month period ended 30 September		Nine-month period ended 30 September	
	2009	2008 Unreviewed	2009	2008 Unreviewed
Cargo revenue:				
International flights from Moscow to:				
Europe	4.0	1.1	8.9	2.9
Asia	3.2	0.6	6.3	1.7
North America	0.4	0.4	1.3	1.0
Other	0.1	-	0.2	0.1
	7.7	2.1	16.7	5.7
International flights to Moscow from:				
Europe	6.8	14.0	19.0	42.5
Asia	17.9	20.7	40.3	41.1
North America	0.6	2.1	2.6	5.0
Other	-	0.1	0.1	0.2
	25.3	36.9	62.0	88.8
Other international flights	13.0	45.4	26.2	113.7
Domestic flights	10.7	13.2	28.1	36.7
	56.7	97.6	133.0	244.9

33. RISK CONNECTED WITH FINANCIAL INSTRUMENTS

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group's approach to managing liquidity is to ensure that, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group's reputation. The Group entities utilise a detailed budgeting and cash forecasting process to ensure their liquidity is maintained at the appropriate level.

The Group has entered into various agreements with a number of banks in Russia whereby the banks have issued facilities to guarantee the repayment of the Group's commitments related to the existing aircraft lease agreements. As at 30 September 2009 the total value of the guarantees issued amounted to USD 384.6 million (31 December 2008: USD 76.4 million).

The following are the contractual maturities of financial liabilities, excluding estimated interest payments and the impact of netting agreements:

30 September 2009	Average interest rate Contrac-tual	Effective	0-12 months	1-2 years	2-5 years	Over 5 years	Total
Non-derivative financial liabilities:							
Loans in US dollars	8.9%	8.9%	175.5	30.0	114.9	543.8	864.2
Loans in Russian roubles	18.5%	18.5%	39.0	5.8	0.6	-	45.4
Finance lease liabilities	1.7%	1.7%	68.3	66.3	185.0	160.0	479.6
Customs duties	0%	8.2%	94.1	86.6	27.0	-	207.7
Trade and other payables (excluding customs duties)	0%	0%	631.7	105.5	33.0	5.5	775.7
			1,008.6	294.2	360.5	709.3	2,372.6

(All amounts in millions of US dollars)



31 December 2008	Average interest rate Contractual	Effective	0-12 months	1-2 years	2-5 years	Over 5 years	Total
Non-derivative financial liabilities:							
Loans in US dollars	8.9%	8.9%	73.5	126.2	103.8	351.4	654.9
Loans in Russian roubles	13.3%	13.3%	71.9	9.7	-	-	81.6
Finance lease liabilities	3.8%	3.8%	78.0	65.6	189.8	204.8	538.2
Customs duties	0%	6%	74.2	45.1	18.6	-	137.9
Trade and other payables (excluding customs duties)	0%	0%	588.0	56.7	24.1	5.9	674.7
			885.6	**303.3**	**336.3**	**562.1**	**2,087.3**

Customs duties represent discounted liabilities on custom duties regarding finance and operation leases of aircrafts. The effective annualised interest rate is impacted by the date of adding a new aircraft to the fleet of the Group.

As at 30 September 2009 the Group had available USD 297.0 million (31 December 2008: USD 451.2 million) in relation to lines of credit granted to the Group by various lending institutions.

Currency risk – The Group is exposed to currency risk in relation to sales, purchases and borrowings that are denominated in a currency other than the respective functional currencies of the Group entities, which are primarily the Russian rouble. The currencies in which these transactions are primarily denominated are Euro and USD.

The Group's exposure to foreign currency risk was as follows based on notional amounts:

	30 September 2009				31 December 2008			
	USD	**EUR**	**Other**	**Total**	**USD**	**EUR**	**Other**	**Total**
Cash and cash equivalents	33.8	6.0	33.9	73.7	38.5	7.5	23.4	69.4
Accounts receivable and prepayments, net	238.5	90.1	50.5	379.1	207.1	47.0	39.4	293.5
Other non-current assets	82.2	0.2	0.3	82.7	87.6	-	-	87.6
	354.5	**96.3**	**84.7**	**535.5**	**333.2**	**54.5**	**62.8**	**450.5**
Accounts payable and accrued liabilities	179.9	41.0	19.6	240.5	141.0	37.3	15.3	193.6
Finance lease liabilities (current portion)	67.6	-	-	67.6	76.3	-	-	76.3
Finance lease liabilities (non-current portion)	411.3	-	-	411.3	460.2	-	-	460.2
Short-term borrowings	175.5	-	-	175.5	73.5	-	-	73.5
Long-term borrowings	688.7	-	-	688.7	581.4	-	-	581.4
Other non-current liabilities	-	-	-	-	-	-	-	-
	1,523.0	**41.0**	**19.6**	**1,583.6**	**1,332.4**	**37.3**	**15.3**	**1,385.0**
Net assets/(liabilities)	**(1,168.5)**	**55.3**	**65.1**	**(1,048.1)**	**(999.2)**	**17.2**	**47.5**	**(934.5)**

A 20% strengthening or weakening of the Russian rouble against the following currencies as at 30 September 2009 and 31 December 2008, respectively, would have increased/(decreased) profit before income tax by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. The effect on the Group's equity would be the same as that on the on the Group's profit.

(All amounts in millions of US dollars)


AEROFLOT
Russian Airlines

	30 September 2009		31 December 2008	
	Percent against RUR	Effect on profit before income tax	Percent against RUR	Effect on profit before income tax
Increase in the rate of exchange to rouble				
USD	20%	(233.7)	20%	(199.8)
Euro	20%	11.1	20%	3.4
Other currencies	20%	13.0	20%	9.5
Decrease in rate of exchange to rouble				
USD	20%	233.7	20%	199.8
Euro	20%	(11.1)	20%	(3.4)
Other currencies	20%	(13.0)	20%	(9.5)

Interest rate risk – Changes in interest rates impact primarily loans and borrowings by changing either their value (fixed rate debt) or their future cash flows (variable rate debt). At the time of raising new loans or borrowings management uses judgment to decide whether it believes that a fixed or variable interest rate would be more favourable to the Group over the expected period until maturity.

As at 30 September 2009 and 31 December 2008 the interest rate profiles of the Group's interest-bearing financial instruments were:

	Carrying amount	
	30 September 2009	31 December 2008
Fixed rate instruments		
Financial assets	16.2	33.9
Financial liabilities	(879.2)	(709.2)
	(863.0)	**(675.3)**
Variable rate instruments		
Financial assets	0.6	-
Financial liabilities	(510.0)	(565.5)
	(509.4)	**(565.5)**

During the nine months of 2009 some of the Group's loans bore variable interest rates (Note 26 and Note 28). If the variable interest rates on borrowings during the nine months of 2009 were 30% greater or lower that the actual interest rates for the period, with all other variables held constant, interest expense would have been higher or lower by USD 0.5 million (9m 2008: USD 0.4 million).

The interest component of the Group's finance leases primarily accrues at variable interest rates. If during the nine months of 2009 those rates were 30% greater or lower than what they actually were, with all other variables held constant, interest expense on finance leases for the period would have been different by USD 0.9 million (9m 2008: USD 3.7 million). The effect on the Group's equity would be the same as that on the on the Group's profit.

Capital risk management – Management's policy is to have a strong capital base as to maintain investor, creditor and market confidence and to sustain future development of the business. Management monitors the return on capital and the level of dividends to ordinary shareholders.

There were no changes in the Group's approach to capital management during the year.

Neither the Group nor any of its subsidiaries are subject to externally imposed capital requirements.

(All amounts in millions of US dollars)

34. RELATED PARTY TRANSACTIONS

The ultimate controlling party of the Company is the Government of the Russian Federation and all companies controlled by the Government of the Russian Federation are treated as related parties of the Group for the purpose of these consolidated financial statements.

The consolidated financial statements of the Group include the following balances and transaction with related parties:

	30 September 2009	31 December 2008
Assets		
Russian Government and companies controlled by the Government		
VAT and customs duties recoverable on leased aircraft	563.8	347.5
Cash and cash equivalents	46.3	66.1
Trade and accounts receivable	5.4	23.6
Bank deposits with maturities less than 90 days	3.1	21.9
Bank deposits with maturity date not exceeding 90 days	1.2	-
	619.8	**459.1**
Associates		
Trade and accounts receivable	40.4	9.2
	660.2	**468.3**
Liabilities		
Russian Government and companies controlled by the Government		
Long-term borrowings	682.6	575.4
VAT and customs duties payable on leased aircraft	463.9	306.0
Short-term borrowings	154.4	81.7
Trade and other accounts payable	73.8	52.8
	1,374.6	**1,015.9**
Associates		
Trade and other accounts payable	9.4	3.5
	1,384.1	**1,019.4**

	Three-month period ended 30 September		Nine-month period ended 30 September	
	2009	**2008 Unreviewed**	**2009**	**2008 Unreviewed**
Sales to Government and companies controlled by the Government	8.8	22.4	24.2	44.3
Sales to associates	3.2	1.8	7.0	9.5
	12.0	**24.2**	**31.2**	**53.8**
Purchases from associates	10.8	280.5	39.2	620.9
Purchases from Government and companies controlled by the Government	41.1	159.3	448.5	428.9
Dividend income received	0.2	0.1	0.4	0.3

Purchases consist primarily of purchases of aircraft fuel as well as air navigation and airport services. During the nine months of 2009 and 2008 most of the transactions between the Group and its related parties were based on market prices.

(All amounts in millions of US dollars)


AEROFLOT
Russian Airlines

The summary of balances and charges relating to the taxes due to the Government of the Russian Federation during the nine months of 2009 and 2008 is presented below:

	30 September 2009	31 December 2008
Accounts receivable from tax authorities	296.8	371.0
Accounts payable to tax authorities	27.2	10.8

	Three-month period ended 30 September		Nine-month period ended 30 September	
	2009	2008 Unreviewed	2009	2008 Unreviewed
Tax refunds received during the period	34.5	29.6	180.7	234.3
Total amount of taxes settled with tax authorities during the period	39.3	105.2	115.8	298.9

The amounts outstanding to and from related parties mainly will be settled in cash. Tax receivable and tax payable might be offset according to Russian tax legislation.

As at 30 September 2009 total amount of guarantees given amount to USD 0.6 million (31 December 2008: USD 1.3 million), guarantees received USD 0.2 million (31 December 2008: USD 0.4 million).

Compensation of key management personnel

The remuneration of directors and other members of key management (the members of the Board of Directors and Management Committee as well as key managers of flight and ground personnel who have significant power and responsibilities on key control and planning decisions of the Group) consist of short-term benefits including salary and bonuses as well as short-term compensation for serving on the management bodies of Group companies, and in the nine months of 2009 amounted to approximately USD 8.4 million (9m 2008: USD 13.2 million (unreviewed)). The compensation in the third quarter of 2009 and 2008 amounted to USD 5.3 million and USD 10.3 million, respectively.

Such amounts are stated before personal income tax but exclude unified social tax. According to Russian legislation, the Group makes contributions to the Russian State pension fund as part of unified social tax for all its employees, including key management personnel. Government officials, who are directors, do not receive remuneration from the Group.

35. COMMITMENTS UNDER OPERATING LEASES

Future minimum lease payments under non-cancellable aircraft and other operating leases are as follows:

	30 September 2009	31 December 2008
On demand or within one year	322.4	269.7
In two to five years	1,236.7	1,254.3
After five years	1,054.7	1,068.7
Total minimum payments	**2,613.8**	**2,592.7**

The operating lease commitments disclosed in the table above include the aircraft currently in use under operating lease, and nine Airbus A-320, five Airbus A-330 and one Boeing B-767 aircraft.

As at 31 December 2008, commitments under operating leases include USD 13.6 million related to lease contracts which were terminated by management in the first half of 2009.

(All amounts in millions of US dollars)

The amounts above represent base rentals payable. Maintenance fees payable to the lessor, based on actual flight hours, and other usage variables are not included in the figures.

For details of the fleet subject to operating leases refer to Note 1.

36. CAPITAL COMMITMENTS

The Group's capital commitments in relation to the acquisition of property, plant and equipment as at 30 September 2009 amounted to approximately USD 1,156 million (31 December 2008: USD 1,397 million). These commitments mainly relate to the finance leases of ten Sukhoi SuperJet-100 (SSJ) aircraft, the finance lease of sixteen Airbus A-321-200 aircraft, contracts related to the commissioning of the Sheremetyevo-3 terminal and other contracts related to the Group's business.

37. CONTINGENCIES

Political environment – The Government of the Russian Federation continues to reform the business and commercial infrastructure in its transition to a market economy. As a result laws and regulations affecting businesses continue to change rapidly. These changes are characterised by poor drafting, different interpretations and arbitrary application by the authorities.

Business environment – The Russian Federation has been experiencing political and economic change that has affected, and may continue to affect, the activities of enterprises operating in this environment. Consequently, operations in the Russian Federation involve risks that typically do not exist in other markets. In addition, the recent contraction in the capital and credit markets has further increased the level of economic uncertainty in the environment. The consolidated financial statements reflect management's assessment of the impact of the Russian business environment on the operations and the financial position of the Group. The future business environment may differ from management's assessment.

Taxation – Russian tax legislation is subject to varying interpretations and constant changes. Furthermore, the interpretation of the tax legislation by the tax authorities, as applied to the transactions and activities of the Group, may not coincide with that of management. As a result, the tax authorities could challenge transactions and the Group could be assessed additional taxes, penalties and interest. which could be significant. Periods remain open to review by the tax authorities for three years. The Group's management believes that it has adequately provided for all tax liabilities in the consolidated financial statements. However, the risk remains that the relevant authorities could take up differing positions with regard to interpretative issues and the effect could be significant. In addition, tax treatment of air transportation services is relatively less regulated part of Russian taxation.

Legal action – Former members of the Group's management and two Swiss non-bank financial companies that provided treasury and financial services to the Group, are currently under civil and criminal investigation by the Swiss and Russian authorities for potential misconduct related to funds managed under treasury and financial services agreements, which were entered into by the former management of the Group. On 16 November 2006 the court in Moscow considered the Company's claim against two former employees of the Group and an employee of Financial United Corporation and awarded a total of approximately USD 8.2 million in damages to the Group. The Group intends to pursue the recovery of all losses to the fullest extent possible. However, due to remaining uncertainties in collecting already awarded and any possible additional amounts, it has not recognised any assets related to this matter in its consolidated financial statements.

(All amounts in millions of US dollars)


AEROFLOT
Russian Airlines

38. SUBSEQUENT EVENTS

In October 2009 the Company made a decision to sell 51% of its interest in CJSC Aeroflot Plus to Jetalliance Holding AG.

On 21 October 2009 the Moscow Regional Arbitration Court has issued a verdict declaring CJSC Aeroflot-Cargo, a Group subsidiary, insolvent. The verdict comes into force on 21 November 2009. Consequently, the Company has commenced transferring Cargo's business to a newly established department within the Company. All significant liabilities incidental to the court decision have been accounted for in these consolidated interim financial statements.